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                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                                   FORM N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST
                     WHICH ARE CURRENTLY ISSUING SECURITIES


                               Dated June 25, 2001


         Pursuant to Section 8(b) of the Investment Company Act of 1940

                              SEPARATE ACCOUNT IMO
               OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
              -----------------------------------------------------

                         (Name of Unit Investment Trust)


                               440 Lincoln Street
                               Worcester MA 01653

                   (Address of Principal Office of Registrant)


        Issuer of periodic payment plan certificates only for purposes of information provided herein.

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I      I.     ORGANIZATION AND GENERAL INFORMATION

       1.     (a)    FURNISH NAME OF THE TRUST AND THE INTERNAL REVENUE SERVICE
                     EMPLOYER IDENTIFICATION NUMBER.

                     The trust is the Separate Account IMO of First Allmerica Financial Life Insurance Company ("Separate Account"). The Separate Account is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") and has no employer identification number.

              (b) FURNISH TITLE OF EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

                     The securities are individual or group flexible payment variable life insurance policies and the Certificates thereunder (collectively, the "Policies" unless the context requires otherwise).

       2. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH DEPOSITOR OF THE TRUST.

              First Allmerica Financial Life Insurance Company
              440 Lincoln Street
              Worcester, Massachusetts 01653

              FEIN: 04-6145677

       3. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH CUSTODIAN OR TRUSTEE OF THE TRUST INDICATING FOR WHICH CLASS OR SERIES OF SECURITIES EACH CUSTODIAN OR TRUSTEE IS ACTING.

              The Company will hold all of the securities in its own custody.

       4. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST.

              Distribution of the Policies has not yet commenced. When distribution commences, the principal underwriter will be:

              Allmerica Investments, Inc.
              440 Lincoln Street
              Worcester MA 01653

              FEIN: 04-2448927.

       5. FURNISH NAME OF STATE OR OTHER SOVEREIGN POWER, THE LAWS OF WHICH GOVERN WITH RESPECT TO THE ORGANIZATION OF THE TRUST.

              Massachusetts.

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       6.     (a)    FURNISH THE DATES OF EXECUTION AND TERMINATION OF AGREEMENT
                     CURRENTLY IN EFFECT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED AND ISSUED OR PROPOSES TO ISSUE SECURITIES.

                     The Separate Account was authorized under Massachusetts law pursuant to a resolution of the Board of Directors of the Company on June 13, 1996. The resolution authorizing the Separate Account will continue until amended by the Board of Directors of the Company. The Policies will be issued pursuant to this resolution.

              (b) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS ON SECURITIES ISSUED OR TO BE ISSUED BY THE TRUST ARE HELD BY THE CUSTODIAN OR TRUSTEE.

                     None.

       7. FURNISH IN CHRONOLOGICAL ORDER THE FOLLOWING INFORMATION WITH RESPECT TO EACH CHANGE OF NAME OF THE TRUST SINCE JANUARY 1, 1930. IF THE NAME HAS NEVER BEEN CHANGED, SO STATE.

              The name of the Separate Account has never been changed.

       8.     STATE THE DATE ON WHICH THE FISCAL YEAR OF THE TRUST ENDS.

              December 31.

       MATERIAL LITIGATION

       9. FURNISH A DESCRIPTION OF ANY PENDING LEGAL PROCEEDINGS, MATERIAL WITH RESPECT TO THE SECURITY HOLDERS OF THE TRUST BY REASON OF THE NATURE OF THE CLAIM OR THE AMOUNT THEREOF, TO WHICH THE TRUST, THE DEPOSITOR, OR THE PRINCIPAL UNDERWRITER IS A PARTY OR OF WHICH THE ASSETS OF THE TRUST ARE THE SUBJECT, INCLUDING THE SUBSTANCE OF THE CLAIMS INVOLVED IN SUCH PROCEEDING AND THE TITLE OF THE PROCEEDING. FURNISH A SIMILAR STATEMENT WITH RESPECT TO ANY PENDING ADMINISTRATIVE PROCEEDING COMMENCED BY A GOVERNMENTAL AUTHORITY OR ANY SUCH PROCEEDING OR LEGAL PROCEEDING KNOWN TO BE CONTEMPLATED BY A GOVERNMENTAL AUTHORITY. INCLUDE ANY PROCEEDINGS WHICH, ALTHOUGH IMMATERIAL ITSELF, IS REPRESENTATIVE OF, OR ONE OF, A GROUP WHICH IN THE AGGREGATE IS MATERIAL.

              There are no current or pending legal or administrative proceedings to which the Separate Account, the Company, or Allmerica Investments Inc. is a party and which are material with respect to the security holders of the Separate Account.

II.    GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

       GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

       10. FURNISH A BRIEF STATEMENT WITH RESPECT TO THE FOLLOWING MATTERS FOR EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

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              (a)    WHETHER THE SECURITIES ARE OF THE REGISTERED OR BEARER
                     TYPE.

                     The Policies are variable life insurance policies and, as such, are "registered" in the name of the Policy owner and the records concerning the Policy owner are maintained by or on behalf of the Company.

              (b) WHETHER THE SECURITIES ARE OF THE CUMULATIVE OR DISTRIBUTIVE TYPE.

                     The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial withdrawal of Policy value by a Policy owner, or in connection with the payment of death benefits.

              (c) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO WITHDRAWAL OR REDEMPTION.

                     A Policy may be surrendered at any time, subject to the possible imposition of a contingent deferred administrative charge and a contingent deferred sales charge. See Item 13(a) "Surrender Charge" and Item 17(a) "Surrender."

                     After the first Policy year, partial withdrawals in a minimum amount of $500 may be made from the Policy value at any time upon written request filed at the Company's Principal Office. A transaction charge, which is the smaller of 2% of the amount withdrawn or $25.00, will be assessed in all cases. A partial withdrawal charge may also be deducted. The partial withdrawal charge will not exceed the surrender charge, and the outstanding surrender charge will be reduced by the amount of the partial withdrawal charges. See Item 13(a) "Charges on Partial Withdrawal" and
                     Item 17(a) "Partial Withdrawal." The transaction fee applies to all partial withdrawals, including a Withdrawal without a surrender charge.

              (d) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO CONVERSION, TRANSFER, PARTIAL-REDEMPTION, AND SIMILAR MATTERS.

                     TRANSFER - The Policies permit net premiums to be allocated either to the Company's General Account or to the Sub-Accounts of the Separate Account. Each Sub-Account invests exclusively in a corresponding investment portfolio ("Underlying Fund") of the Allmerica Investment Trust ("AIT"), managed by Allmerica Financial Investment Management Services, Inc. ("AFIMS"), the AIM Variable Insurance Funds ("AVIF"), managed by A I M Advisors, Inc. ("AIM"), the Alliance Variable Products Series Fund, Inc. ("Alliance"), managed by Alliance Capital Management, L.P. ("Alliance Capital"), the Deutsche Asset Management VIT Funds ("Deutsche VIT"), managed by Deutsche Asset Management, Inc. ("DeAM"), the Fidelity Variable Insurance Products Fund ("Fidelity VIP"), Fidelity Variable Insurance Products Fund II ("Fidelity VIP II) or the Fidelity Variable Insurance Products III, managed by Fidelity Management & Research Company ("FMR"), the Franklin Templeton Variable Insurance Products Trust ("FT VIP"), managed by either Franklin Advisers, Inc. or Franklin Mutual Advisers, LLC, the INVESCO Variable Investment Funds, Inc. ("INVESCO VIF"), managed by INVESCO Funds Group, Inc., the Janus Aspen Series ("Janus Aspen"), managed by Janus Capital, the Pioneer Variable Contracts Trust ("Pioneer VCT"), managed by Pioneer Investment Management, Inc. ("Pioneer"), the Scudder Variable Series II ("SVS"), managed by Zurich Scudder Investments, Inc., or the T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by T. Rowe Price International, Inc. ("Price-International").

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                     Subject to the consent of the Company, the Policy owner may transfer amounts among all of the Sub-Accounts and between the Sub-Accounts and the General Account, subject to certain restrictions.

                     The Policy owner may apply for automatic transfers from Sub-Account investing in the AIT Money Market Fund and Fixed Account to one or more of the other Sub-Accounts. Automatic transfers may be made at intervals of one, three, six or twelve months. Each automatic transfer must be at least $100. If the Sub-Account from which the automatic transfer is to be made is reduced to $0 (zero), the automatic transfer will cease. The Policy owner must then reapply for any future automatic transfers. The Policy owner may also apply for automatic account rebalancing, in order to reallocate Policy Value among the Sub-Accounts at intervals of one, three, six or twelve months.

                     The first 12 transfers in a Policy year are free. Thereafter, the Company may deduct a transfer charge (not to exceed $25) from amounts transferred in that Policy year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Policy year. Any transfers made for a conversion privilege, Policy loan or material change in investment policy will not count toward the 12 free transfers.

                     The transfer privilege is subject to the Company's consent. The Company reserves the right to impose limits on transfers including, but not limited to, the:

                     -    Minimum amount that may be transferred;
                     - Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;
                     -    Minimum period between transfers; and
                     -    Maximum number of transfers in a period.

                     Transfers to and from the Fixed Account are subject to the following restrictions:

                     -    The Policy owner may make only one transfer involving
                           the Fixed Account in each policy quarter
                     - The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Contract Value.

                     These rules are subject to change by the Company.

                     CONVERSION PRIVILEGE - During the first 24 Policy months after the date of issue, subject to certain restrictions, the Policy owner may convert the Policy to a flexible premium fixed Policy by transferring all Policy value in the Sub-Accounts to the General Account and by simultaneously changing the allocation of future premiums to the General Account. A similar conversion privilege is in effect for 24 Policy months after the date of an increase in face amount, under which the Policy owner may convert by transferring all or part of Policy value in the Sub-Accounts to the General Account and by simultaneously changing the allocation of all or part of future premiums to the General Account.

                     FREE LOOK PRIVILEGE - The Policy provides for an initial Free Look Period. The Policy owner may cancel the Policy until 10 days after the Policy owner receives the Policy, unless a longer period is required by state law. Upon returning the Policy, the Policy owner will be sent within 7 days a refund equal to the premiums paid. The refund of any premium paid by check, however, may be delayed until the check has cleared the Policy owner's bank.

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                     A free look privilege also applies following a requested
                     increase in face amount. The Policy owner has the right to cancel the increase within 10 days after receipt of the new specification pages issued for the increase. Upon canceling the increase, the Policy owner will receive a credit to the Policy value of charges which would not have been deducted but for the increase. The amount to be credited will be refunded if the Policy owner so requests. The Company will also waive any surrender charge calculated for the increase.

                     The Policy owner may make surrenders and partial withdrawals as described in Items 10(c), 13(a) and 17(a).

              (e) IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO LAPSES OR DEFAULTS BY SECURITY HOLDERS IN MAKING PRINCIPAL PAYMENTS, AND WITH RESPECT TO REINSTATEMENT.

                     CONTRACT LAPSE AND REINSTATEMENT - The failure to make
                            premium payments will not itself cause a Policy to lapse unless: (1) the Policy value less Policy loans is insufficient to cover the next monthly deduction plus loan interest accrued, if any or (2) outstanding loans exceed the Policy Value.

                     A 62- day grace period applies to each situation. Subject to certain conditions (including Evidence of Insurability showing that the Insured is insurable according to the Company's underwriting rules and the payment of sufficient premium) a Certificate may be reinstated at any time within 3 years after the expiration of the grace period and prior to the Final Premium Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date the Policy owner submits to the Company:

                     -    Written application for reinstatement;

                     - Evidence of Insurability showing that the Insured is insurable according to the Company's current underwriting rules;

                     - A Payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period and that is large enough to keep the Contract in force for three months; and

                     - A Payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

                     POLICY VALUE ON REINSTATEMENT - The Policy Value on the date of reinstatement is:

                     - The net payment made to reinstate the Policy and interest earned from the date the payment was received at our Principal Office PLUS

                     - The Policy Value less any outstanding loan on the date of default (not to exceed the surrender charge on the date of reinstatement) MINUS

                     - The Monthly Deductions due on the date of reinstatement

              (f) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO VOTING RIGHTS, TOGETHER WITH THE NAMES OF ANY PERSONS OTHER THAN SECURITY HOLDERS GIVEN THE RIGHT

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                     TO EXERCISE VOTING RIGHTS PERTAINING TO THE TRUST'S
                     SECURITIES OR THE UNDERLYING SECURITIES AND THE RELATIONSHIP OF SUCH PERSONS TO THE TRUST.

                     To the extent required by law, the Company will vote shares held by each Sub-Account in accordance with instructions received from the Policy owners with Policy value in such Sub-Account. Each person having a voting interest will be provided with proxy materials together with an appropriate form with which to give voting instructions to the Company. Shares held in each Sub-Account for which no timely instructions are received will be voted in proportion to the instructions received from all persons with an interest in the Sub-Account furnishing instructions to the Company with respect to the Underlying Funds. The Company will also vote shares held in the Separate Account that it owns and which are not attributable to the Policies in the same proportion.

                     The number of votes which a Policy owner may cast will be determined by the Company as of the record date established for the Underlying Fund. The number of shares held in each Sub-Account deemed attributable to each Policy owner is determined by dividing Policy value in the Sub-Account, if any, by the net asset value of one share in the corresponding Underlying Fund in which the assets of the Sub-Account are invested. Fractional votes will be counted.

                     If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, whether or not such shares are attributable to the Policies, the Company reserves the right to do so.

                     The Company, when required by state insurance regulatory authorities, may disregard voting instructions if the instructions require that Fund shares be voted so as (1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, the Company may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event, the Company does disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Owners.

              (g)    WHETHER SECURITY HOLDERS MUST BE GIVEN NOTICE OF ANY
                     CHANGES IN:

                     (1)    THE COMPOSITION OF THE ASSETS OF THE TRUST.

                            The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of the Separate Account or that the Sub-Accounts of the Separate Account may purchase. If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable

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                            to a Policy interest in a Sub-Account without notice
                            and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                            The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required Commission approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Policy owners on a basis to be determined by the Company.

                            If any of these substitutions or changes are made, the Company may by appropriate endorsement change the Policy to reflect the substitution or change and will notify Policy owners of all such changes. If the Company deems it to be in the best interest of Policy owners, and subject to any approvals that may be required under applicable law, the Separate Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under that Act if registration is no longer required, or may be combined with other Sub-Accounts or other Separate Accounts of the Company.

                     (2) THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE TRUST.

                            No change in the terms and conditions of the Policies that affect the Policy owner's rights will be made without notice to Policy owner to the extent required by law.

                     (3) THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                            No notice to or consent from Policy owners is required for any change in the Company's resolution establishing the Separate Account.

                     (4)    THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                            The depositor of the Separate Account cannot be changed.

                            The Separate Account has no Trustees.

                            Notice to Policy owners need not be given for the custodian to be changed.

              (h) WHETHER THE CONSENT OF SECURITY HOLDERS IS REQUIRED IN ORDER FOR ACTION TO BE TAKEN CONCERNING ANY CHANGE IN:

                     (1)    THE COMPOSITION OF THE ASSETS OF THE TRUST.

                            The Policies do not require consent of the Policy owners when changing the underlying securities of the Separate Account, except as may be required by currently applicable law or regulation.

                     (2) THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE TRUST.

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                            Except as appropriate to comply with federal or
                            state law or regulation the terms and conditions of a Policy cannot be changed without the consent of the Policy owner.

                     (3) THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                            No consent is required.

                     (4)    THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                            The depositor of the Separate Account cannot be changed.

                            The Separate Account has no Trustees.

                            The consent of security holders is not required to change the custodian.

              (i) ANY OTHER PRINCIPAL FEATURE OF THE SECURITIES ISSUED BY THE TRUST OR ANY OTHER PRINCIPAL RIGHT, PRIVILEGE OR OBLIGATION NOT COVERED BY SUBDIVISIONS (a) TO (g) OR BY ANY OTHER ITEM IN THIS FORM.

                     (1)    PREMIUM PAYMENTS - SEE Items 14 and 15.

                     (2)    QUALIFICATION AS LIFE INSURANCE

                            Federal tax law requires a Guideline Minimum Death Benefit in relation to Policy Value for a Contract to qualify as life insurance. Under current Federal tax law, either the Guideline Premium Test or the Cash Value Accumulation Test can be used to determine if the Contract complies with the definition of "life insurance" under the Code. At the time of application, the Policy owner may elect either of the tests. If the Policy owner elects the Guideline Premium Test, the Policy owner will have the choice of electing the Death Benefit Option 1 or the Death Benefit Option 2. If the Policy owner elect the Cash Value Accumulation Test, the Death Benefit Option 3 will apply.

                            GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST. There are two main differences between the Guideline Premium Test and the Cash Value Accumulation Test. First, the Guideline Premium Test limits the amount of premium that may be paid into a Contract, while no such limits apply under the Cash Value Accumulation Test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Policy Value are different.

                            The Guideline Premium Test limits the amount of premiums payable under a Contract to a certain amount for an Insured of a particular age and sex. Under the Guideline Premium Test, the Policy owner may choose between the Death Benefit Option 1 or the Death Benefit Option 2. After issuance of the Contract, the Policy owner may change the selection from the Death Benefit Option 1 to the Death Benefit Option 2, or vice versa.

                            The Cash Value Accumulation Test requires that the Death Benefit must be sufficient so that the cash Surrender Value does not at any time exceed the net single premium required to fund the future benefits under the Contract. Under the Cash Value Accumulation Test, required increases in the Guideline Minimum

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                            Death Benefit (due to growth in Policy Value) will
                            generally be greater than under the Guideline Premium Test. If the Policy owner chooses the Cash Value Accumulation Test, ONLY the Death Benefit Option 3 is available.

                            Under the Death Benefit Option 1, the death benefit is the greater of either the Face Amount of insurance or the Guideline Minimum Sum Insured. Under the Death Benefit Option 2, the death benefit is the greater of either (a) the Face Amount of insurance PLUS Policy value or (b) the guideline minimum sum Insured. The guideline minimum sum Insured is calculated by multiplying the applicable percentage from the following table for the Insured person's age (nearest birthday) at the beginning of the Policy year of determination to the-policy value.

                            Death Benefit Option 3 (Cash Value Accumulation
                            Test). Under Option 3, the Death Benefit will equal the greater of (1) the Face Amount or (2) the Policy Value multiplied by the applicable factor, as set forth in the Policy. The applicable factor depends upon the Underwriting Class, sex (unisex if required by law), and then-attained age of the Insured. The factors decrease slightly from year to year as the attained age of the Insured increases.

                     (3)    NET DEATH BENEFIT

                            If the Policy is in force on the Insured's death, the Company, with due proof of death, pay the Net Death Benefit to the named beneficiary. The Company will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but the Company may delay payment of Net Death Benefits The beneficiary may receive the Net Death Benefit in a lump sum or under a payment option.

                            The Net Death Benefit depends on the current Face Amount and the Death Benefit Option that is in effect on the date of death. Before the Final Payment Date, the Net Death Benefit is:

                            - The death benefit provided under the Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, whichever is elected and in effect on the date of death, plus

                            - Any other insurance on the Insured's life that is provided by Rider, minus

                            - Any outstanding loan, any partial withdrawals, partial withdrawal costs, and due and unpaid monthly charges through the Policy month in which the Insured dies.

                            After the Final Payment Date, the Net Death Benefit is generally the greater of:

                            - the Face Amount as of the Final Payment Date less any Outstanding Loan, any partial withdrawals and withdrawal charges; or
                            - the Policy Value as of the date due proof of death is received by the Company.

                     (4) CALCULATION OF CASH VALUE - SEE Items 44(a), 44(c), and 46(a).

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                     (5)    LOAN PROVISIONS. SEE Item 21.

                     (6) PAYMENT OPTIONS - Upon written request, the surrender value or part of the Death Proceeds may be placed under one or more of the payment options offered by the Company. If the Policy owner does not make an election, the Company will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected. If a payment option is selected, the beneficiary may pay to the Company an amount that would otherwise be deducted from the Death Benefit.

                            The amount applied under any one payment option for any one payee must be at least $5,000. The periodic payments for any one payee must be at least $50.

                     (7) OPTIONAL INSURANCE BENEFIT - Subject to certain requirements, one or more of the following additional insurance benefits may be added by rider:
                            Waiver of Premium Rider, Other Insured Rider, or Term Rider. The cost of these optional insurance benefits will be deducted from Policy value as part of the monthly deduction.

       INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

       11. DESCRIBE BRIEFLY THE KIND OR TYPE OF SECURITIES COMPRISING THE UNIT OF SPECIFIED SECURITIES IN WHICH SECURITY HOLDERS HAVE AN INTEREST.

              The Policies permit net premiums to be allocated either to the Company's General Account or to the Separate Account. The Separate Account is currently comprised of 42 investment divisions ("Sub-Accounts"). Each Sub-Account invests exclusively in a corresponding Underlying Fund of AIT, AVIF, Alliance, Deutsche, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, FT VIP, INVESCO VIF, Janus Aspen, Pioneer VCT, SVS and T. Rowe Price, which are no-load, open-end, diversified series management investment companies. AIT currently offers to the Policies fourteen different investment portfolios (each a "Fund"). AVIF currently offers to the Policies three different investment portfolios (each a "Fund"). Alliance currently offers to the Policies two different investment portfolios (each a "Portfolio"). Deutsche currently offers to the Policies two different investment portfolios (each a "Fund"). Fidelity VIP currently offers to the Policies three different investment portfolios (each a "Portfolio"). Fidelity VIP II currently offers to the Policies one investment portfolio (a "Portfolio"). Fidelity VIP III currently offers to the Policies two different investment portfolios (each a "Portfolio"). FT VIP currently offers to the Policies two different investment portfolios (each a "Fund"). INVESCO VIF currently offers to the Policies two different investment portfolios (each a "Portfolio"). Janus Aspen currently offers to the Policies four different investment portfolios (each a "Fund"). Pioneer VCT currently offers to the Policies four different investment policies (each a "Portfolio"). SVS currently offers to the Policies two different investment policies (each a "Portfolio"). T. Rowe Price currently offers to the Policies one investment portfolio (a "Portfolio").

              Each of the Underlying Funds operates pursuant to different investment objectives, which are summarized below:

              AIT CORE EQUITY FUND -- seeks to achieve long-term growth of capital through investments primarily in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. . Realization of current investment income, if any, is incidental to this objective.

              AIT EQUITY INDEX FUND -- seeks to achieve investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

              AIT GOVERNMENT BOND FUND -- seeks high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

              AIT MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

              AIT SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies that are believed to have significant potential for capital appreciation.

              AIT SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective.

              AIT SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets.

              AIT SELECT GROWTH FUND -- seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected for their long-term growth potential.

              AIT SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

              AIT SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies.

              AIT SELECT INVESTMENT GRADE INCOME FUND -- seeks as high a level of total return (including both income and realized and unrealized capital gains) as is consistent with prudent investment management.

              AIT SELECT STRATEGIC GROWTH FUND -- seeks long-term capital appreciation. The Sub-Adviser for the Select Strategic Growth Fund is TCW Investment Management Company.

              AIT SELECT STRATEGIC INCOME FUND - seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing in various types of fixed income securities.

              AIT SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

              AIM V.I. AGGRESSIVE GROWTH FUND - seeks to achieve long-term growth of capital.

              AIM V.I. BLUE CHIP FUND-- seeks to achieve as high a total return as possible, consistent with preservation of capital.

              AIM V.I. VALUE FUND - seeks to achieve long-term growth of capital.

              ALLIANCE GROWTH AND INCOME PORTFOLIO (CLASS B) - seeks to provide current income and capital appreciation through investment in dividend-paying common stocks of quality companies.

              ALLIANCE PREMIER GROWTH PORTFOLIO (CLASS B) - seeks to achieve long-term growth of capital by investing principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

              DEUTSCHE VIT EAFE EQUITY INDEX -- seeks to match, as closely as possible, before the deduction of expenses, the performance of the EAFE-Registered Trademark- Index. The Fund will invest primarily in common stocks of companies that compose the EAFE-Registered Trademark- Index, in approximately the same weightings as the EAFE-Registered Trademark- Index.

              DEUTSCHE VIT SMALL CAP INDEX -- seeks to match, as closely as possible (before the deduction of expenses) the performance of the Russell 2000 index, which emphasizes stocks of small U.S. companies.

              FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield that exceeds the composite yield on the securities comprising S&P 500.

              FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

              FIDELITY VIP HIGH INCOME PORTFOLIO -- seeks to obtain a high level of current income.

              FIDELITY VIP II CONTRAFUND-Registered Trademark- PORTFOLIO -- seeks long-term capital appreciation. The Portfolio invests primarily in common stocks of domestic and foreign issuers whose value is not fully recognized by the public. The Portfolio may invest in either growth stocks or value stocks or both.

              FIDELITY VIP III GROWTH & INCOME PORTFOLIO-- seeks high total return through a combination of current income and capital appreciation. The Portfolio invests a majority of its assets in common stocks of domestic and foreign issuers with a focus on those that pay current dividends and show potential for capital appreciation.

              FIDELITY VIP III MID CAP PORTFOLIO-- seeks long-term growth of capital. The Portfolio invests primarily in common stocks of domestic and foreign issuers with medium market capitalizations. The Portfolio may invest in either growth stocks or value stocks or both.

              FT VIP FRANKLIN SMALL CAP FUND (CLASS 2) - seeks long-term capital growth. The Fund invests primarily in equity securities of U.S. small capitalization companies with market capitalization values of less than $1.5 billion or similar in size to those in the Russell 2000 Index at the time of purchase.

              FT VIP MUTUAL SHARES SECURITIES FUND (CLASS 2) -- seeks capital appreciation. Its secondary goal is income. The fund invests primarily in equity securities of companies the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

              INVESCO VIF DYNAMICS FUND -- seeks to make an investment grow. The Fund invests primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase- but also has the flexibility to invest in other types of securities, including preferred stocks and debt instruments that are convertible into common stocks, as well as in bonds-including "so-called" junk bonds.

              INVESCO VIF HEALTH SCIENCES FUND - seeks to make an investment grow. The fund is aggressively managed and invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care.

              JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES) -- seeks long-term growth of capital. The Portfolio invests primarily in common stocks of medium-sized companies selected for their growth potential.

              JANUS ASPEN GROWTH PORTFOLIO (SERVICE SHARES) - seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of larger, more established companies selected for their growth potential.

              JANUS ASPEN GROWTH AND INCOME PORTFOLIO (SERVICE SHARES) - seeks long-term capital growth and income. The Portfolio normally emphasizes investments in common stocks.

              JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO (SERVICE SHARES) -- seeks long-term growth of capital. The Portfolio invests primarily in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.

              PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS II) -- seeks to invest in securities of emerging market issuers for long-term growth of capital.

              PIONEER FUND VCT PORTFOLIO (CLASS II) -- seeks to invest in a broad list of carefully selected, reasonably priced securities for reasonable income and growth. The Portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. Equity securities include common and preferred stocks, interests in real estate investment trusts (REITS) and convertible debt securities.

              This portfolio formerly was known as the Growth and Income Portfolio.

              PIONEER HIGH YIELD VCT PORTFOLIO (CLASS II) -- seeks to invest in below investment grade debt securities and preferred stocks to maximize total return through a combination of income and capital appreciation.

              PIONEER REAL ESTATE GROWTH VCT PORTFOLIO (CLASS II) -- seeks to invest primarily in REITs and other real estate industry companies for long-term growth of capital. Current income is the portfolio's secondary investment objective.

              SCUDDER TECHNOLOGY GROWTH PORTFOLIO -- seeks growth of capital.

              SVS DREMAN FINANCIAL SERVICES PORTFOLIO - seeks long-term capital appreciation by investing primarily in common stocks and other equity securities of companies in the financial services industry believed by the Portfolio's investment manager to be undervalued.

              T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO-- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

              12. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES AND IF ANY UNDERLYING SECURITIES WERE ISSUED BY ANOTHER INVESTMENT COMPANY, FURNISH THE FOLLOWING INFORMATION FOR EACH SUCH COMPANY: (A) NAME OF COMPANY; (B)NAME AND PRINCIPAL ADDRESS OF DEPOSITOR; (C) NAME AND PRINCIPAL BUSINESS ADDRESS OF TRUSTEE OR CUSTODIAN; (D) NAME AND PRINCIPAL BUSINESS ADDRESS OF PRINCIPAL-UNDERWRITER; AND (E) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

              (a) - (d)

              ALLMERICA INVESTMENT TRUST

                     First Allmerica Financial Life Insurance Company (formerly SMA Life Assurance Company, until October 1, 1995), 440 Lincoln Street, Worcester, MA 01653 is the depositor of AIT.

                     Chase Manhattan Bank, N.A., Avenue of the Americas, 39th Floor, New York, New York is the Custodian of the assets of AIT.

                     The principal underwriter of AIT is Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts, 01653.

              AIM VARIABLE INSURANCE FUNDS

                     A I M Advisors, Inc., 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173 serves as the Fund's manger/depositor, and supervises all aspects of the fund's operations.

                     State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110, is the Custodian of all securities and cash of the Funds.

                     A I M Distributors, Inc., 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173, is the distributor of the Funds.

              ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

                     Alliance Capital Management, L.P., 1345 Avenue of the Americas, New York, New York 10145 is the manger/depositor of the Fund.

                     State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, acts as Custodian for the securities and cash of the Fund.

                     The principal underwriter of the Fund is Alliance Fund Distributors, Inc., 1345 Avenue of the Americas, New York, New York 10105.

              DEUTSCHE ASSET MANAGEMENT VIT FUNDS

                     Deutsche Asset Management, Inc. (DeAM, Inc.), 130 Liberty Street, New York, NY 10006 acts as the Fund's manager/depositor.

                     Bankers Trust Company, 130 Liberty Street, New York, New York 10006, serves as Custodian for the Funds.

                     PFPC Distributors, Inc., 3200 Horizon Drive, King of Prussia, PA 19406, serves as distributor of the Funds' shares.

              FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS (I, II, AND III)

                     Fidelity Investments, 82 Devonshire Street, Boston, MA is the depositor of VIPF.

                     Shawmut Bank of Boston, N.A., One Federal Street, Boston, MA is the Custodian of the assets of VIPF.

                     The principal underwriter of VIPF is Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA.

              FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

                     Franklin Advisers, Inc, 777 Mariners Island Blvd, San Mateo, California, 94403-7777 is the manager/depositor of the Trust.

                     Bank of New York, Mutual Funds Division, 90 Washington Street, New York, NY 10286, acts as Custodian of the Funds' securities and other assets.

                     Franklin Templeton Distributors, Inc., 777 Mariners Island Blvd., San Mateo, CA 94404. is the distributor of the Trust.

              INVESCO VARIABLE INVESTMENT FUNDS, INC.

                     INVESCO Funds Group, Inc. 7800 East Union Avenue, Denver, Colorado is the investment manager/depositor for the Funds.

                     State Street Bank and Trust Company, P.O. Box 351, Boston, MA serves as Custodian for the Funds.

                     INVESCO Distributors, Inc. is the distributor of the Funds.

              JANUS ASPEN SERIES

                     Janus Capital, 100 Fillmore Street, Denver, Colorado, 80206-4928 is the manager/depositor of the Series

                     State Street Bank and Trust Company, P.O. Box 0351, Boston, MA 02117-0351 serves as the Custodian of domestic securities and cash of the Portfolios.

                     Janus Distributors, Inc., 100 Fillmore Street, Denver, Colorado 80206-4928 is the distributor of the Series.

              PIONEER VARIABLE CONTRACTS TRUST

                     Pioneer Investment Management, Inc. ("Pioneer"), 60 State Street, Boston, MA 02109, is the adviser/depositor of the Trust.

                     Brown Brothers Harriman & Co., 40 Water Street, Boston, MA 02109, serves as Custodian of the assets of the Trust.

                     Pioneer Funds Distributors, Inc., 60 State Street, Boston, MA 02109, is the principal underwriter for the Trust.

              SCUDDER VARIABLE SERIES II

                     Zurich Scudder Investments, Inc., 345 Park Avenue, New York, New York, serves as the adviser/depositor of SVS.

                     State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110, serves as Custodian of the assets of the Portfolios.

                     Kemper Distributors, Inc., 222 South Riverside Plaza, Chicago, IL 60606, serves as the distributor and principal underwriter.

              T. ROWE PRICE INTERNATIONAL SERIES, INC.

                     T. Rowe Price Associates, Inc. 100 East Pratt Street, Baltimore, Maryland, 21202, is the depositor of the Series.

                     The principal underwriter is T. Rowe Price Investment Services, Inc. 100 East Pratt Street, Baltimore, Maryland, 21202.

              (e) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

                     Shares of the Underlying Funds will be purchased by the Separate Account only after the effective date of the Separate Account's registration statement under the Securities Act of 1933.

       INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

       13.    (a)    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH
                     LOAD, FEE, EXPENSE OR CHARGE TO WHICH (1) PRINCIPAL
                     PAYMENTS; (2) UNDERLYING SECURITIES; (3) DISTRIBUTIONS;
                     (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME; AND
                     (5) REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES
                     ARE SUBJECT:

                     (A)    THE NATURE OF SUCH LOAD, FEE, EXPENSE OR CHARGE;
                     (B)    THE AMOUNT THEREOF:
                     (C) THE NAME OF THE PERSON TO WHOM SUCH AMOUNTS ARE PAID AND HIS RELATIONSHIP TO THE TRUST:
                     (D) THE NATURE OF THE SERVICES PERFORMED BY SUCH PERSON IN CONSIDERATION FOR SUCH LOAD, FEE, EXPENSE OR CHARGE.

                     (1)    UNDER THE POLICIES

                            MONTHLY DEDUCTION -- On each monthly processing date, the Company will deduct certain following monthly charges (the "Monthly Deduction") from Policy Value. The Policy owner may allocate the Monthly Deduction to one sub-account. If the Policy owner makes no allocation, the Company will make a pro-rata allocation. If the sub-account the Policy owner chose does not have sufficient funds to cover the Monthly Deduction, the Company will make a pro-rata allocation.

                            The following charges comprise the Monthly
                            Deduction:

                            - Monthly Insurance Protection Charges -- Before the Final Payment Date, the Company will deduct a Monthly Insurance Protection charge from the Policy owner's Policy Value. This charge is the cost for insurance protection under the Policy. The Company deducts the Monthly Insurance Protection charge on each monthly processing date starting with the date of issue. The Company will deduct no Monthly Insurance Protection charges on or after the Final Payment Date.

                            - Monthly Expense Charge - The Monthly Expense Charge will be charged on the monthly processing date for the first ten years after issue or an increase in Face Amount. This charge reimburses the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies with the age, sex, and underwriting class of the Insured for each $1,000 of the Policy's Face Amount.

                            - Monthly Maintenance Fee - A deduction of $7.50 will be taken from the Policy Value on each monthly processing date up to the Final Payment Date to reimburse the Company for expenses related to issuance and maintenance of the Contract.

                            - Monthly Mortality and Expense Risk Charge - This charge is currently equal to an annual rate of 0.35% of the Policy Value in each sub-account for the first 10 Policy years and an annual rate of 0.05% for Policy Year 11 and later. The charge is based on the Policy Value in the sub-accounts as of the prior Monthly

                            Processing Date. The Company may increase this charge, subject to state and federal law, to an annual rate of 0.60% of the Policy Value in each sub-account for the first 10 Policy years and an annual rate of 0.30% for Policy Year 11 and later. The charge is made after the Final Payment Date.

                            This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. The mortality risk the Company assumes is that Insureds may live for a shorter time than anticipated. If this happens, the Company will pay more Net Death Benefits than anticipated. The expense risk the Company assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administrative charges in the Policies. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, the Company will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

                            - Monthly Rider Charges - Rider Charges will vary depending upon the rider selected, and by the sex, age , and underwriting classification of the Insured.

                            SURRENDER CHARGES -- The Company will assess a surrender charge on a withdrawal exceeding the "Free 10% Withdrawal" deducted from Policy Value for up to 10 years from Date of Issue of the Policy or from the date of increase in Face Amount. This charge applies only on a full surrender or decrease in Face Amount within ten years of the date of issue or of an increase in Face Amount. The maximum Surrender Charge is equal to a specified amount that based on with the age, sex, and underwriting class of the Insured, for each $1,000 of the Policy's Face Amount. The amount of the Surrender Charges decreases by one-ninth (11.11%) annually to 0% by the 10th Contract year. The surrender charge is designed to partially reimburse us for the administrative costs of product research and development, underwriting, Policy administration, and for distribution expenses, including commissions to our representatives, advertising, and the printing of prospectuses and sales literature.

                            In the event of a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy. The fraction will be determined by dividing the amount of the decrease by the current face amount and multiplying the result by the surrender charge. If more than one surrender charge is in effect (i.e., pursuant to one or more increases in the face amount of a Policy), the surrender charge will be applied in the following order: (1) the most recent increase, followed by (2) the next most recent increases successively, and (3) the initial face amount. Where a decrease causes a partial reduction in an increase or in the initial face amount, a proportionate share of the surrender charge for that increase or for the initial face amount will be deducted.

                            CHARGES ON PARTIAL WITHDRAWAL - A transaction charge which is the smaller of 2% of the amount withdrawn or $25.00 will be assessed in all cases.

                            A partial withdrawal charge may also be imposed upon a partial withdrawal. For each partial withdrawal the Policy owner may withdraw an amount equal to 10% of the Policy value on the date the written withdrawal request is received by the

                            Company less the total of any prior withdrawals in that Policy year which were not subject to the partial withdrawal charge, without incurring a partial withdrawal charge. Any partial withdrawal in excess of this amount ("excess withdrawal") will be subject to the partial withdrawal charge. The partial withdrawal charge is equal to 5% of the excess withdrawal up to the amount of the surrender charge(s) on the date of withdrawal. There will be no partial withdrawal charge if there is no surrender charge on the date of withdrawal (I.E., 10 years have passed from the date of issue and from the effective date of any increase in the face amount).

                            The Policy's outstanding surrender charge will be reduced by the amount of the partial withdrawal charge deducted. The partial withdrawal charge deducted will decrease existing surrender charges in the following order:

                            - first, the surrender charge for the most recent increase in face amount;

                            - second, the surrender charges for the next most recent increases successively; and

                            - last, the surrender charge for the initial face amount.


                     (2)    UNDERLYING SECURITIES

                            ALLMERICA INVESTMENT TRUST

                            The Trustees of AIT have entered into a Management Agreement with Allmerica Financial Investment Management Services, Inc. ("AFIMS"), an indirect wholly owned subsidiary of the Company, to handle the day-to-day affairs of the Trust.

                            Pursuant to the Management Agreement with the Trust, AFIMS has entered into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds. Under the Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees.

                            For providing its services under the management agreement, AFIMS receives a fee, computed daily at an annual rate based on the average daily net asset value of each fund as follows:

                            ---------------------------------------------------------------------------------
                            AIT Core Equity Fund                        First $250 Million         0.60%
                                                                        Next $250 Million          0.55%
                                                                        Next $250 Million          0.50%
                                                                        Over $750 Million          0.45%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Equity Index Fund                       First $50 Million          0.35%
                                                                        Next $200 Million          0.30%
                                                                        Over $250 Million          0.25%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Government Bond Fund                                               0.50%*
                            ---------------------------------------------------------------------------------

                                     -20-


                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Money Market Fund                       First $100 Million         0.35%
                                                                        Next $400 Million          0.30%
                                                                        Next $250 Million          0.25%
                                                                        Over $750 Million          0.20%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Select Aggressive Growth Fund           First $100 Million         1.00%
                                                                        Next $150 Million          0.90%
                                                                        Next $250 Million          0.80%
                                                                        Over $500 Million          0.70%
                                                                        Over $1 Billion            0.65%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Select Capital Appreciation Fund        First $100 Million         1.00%
                                                                        Next $150 Million          0.90%
                                                                        Next $250 Million          0.80%
                                                                        Over $500 Million          0.70%
                                                                        Over $1 Billion            0.65%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Select Emerging Markets Fund                                       1.35%*
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Select Growth Fund                      First $100 Million         0.85%
                                                                        Next $150 Million          0.85%
                                                                        Next $250 Million          0.80%
                                                                        Next $250 Million          0.75%
                                                                        Over $750 Million          0.70%
                            ---------------------------------------------------------------------------------



                            ---------------------------------------------------------------------------------
                            AIT Select Growth and Income Fund           First $100 Million         0.75%
                                                                        Next $150 Million          0.70%
                                                                        Next $250 Million          0.65%
                                                                        Over $500 Million          0.65%
                                                                        Over $1 Billion            0.65%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Select International Equity Fund        First $100 Million         1.00%
                                                                        Next $150 Million          0.90%
                                                                        Next $250 Million          0.85%
                                                                        Over $500 Million          0.85%
                                                                        Over $1 Billion            0.85%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Select Investment Grade Income Fund     First $50 Million          0.50%
                                                                        Next $50 Million           0.45%
                                                                        Over $100 Million          0.40%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Select Strategic Growth Fund                                       0.85%*
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIT Select Value Opportunity Fund           First $100 Million         1.00%
                                                                        Next $150 Million          0.85%
                                                                        Next $250 Million          0.80%
                                                                        Next $250 Million          0.75%
                                                                        Over $750 Million          0.70%
                            ---------------------------------------------------------------------------------

                            * For the AIT Government Bond Fund, AIT Select Emerging Markets Fund and AIT Select Strategic Growth Fund, the investment management fee does not vary according to the level of assets in the Fund.

                            Pursuant to the Management Agreement with the Trust, AFIMS has entered into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds. Under the Sub-Adviser Agreements, the Sub-Advisers are authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees. AFIMS is solely responsible for the payment of all fees for investment management services to the Sub-Advisers. Sub-Adviser fees, described in the Trust's prospectus, in no way increase the costs that the funds, Variable Account and Policy owners bear no expense.

                            AIM VARIABLE INSURANCE FUNDS

                            Each Fund has entered into a master investment advisory agreement (the "Advisory Agreement") dated May 1, 2000 and a master administrative services agreement (the "Administrative Services Agreement"), dated May 1, 2000 with A I M Advisors, Inc. ("AIM"). The Advisory Agreement for the Funds provides that each Fund will pay all expenses of the Fund, including, without limitation: brokerage commissions, taxes, legal, auditing, or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustees and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Trust on behalf of the Funds in connection with membership in investment company organizations, the cost of printing copies of prospectuses and statements of additional information distributed to the Fund's shareholders; and all other charges and costs of the Fund's operations unless otherwise explicitly provided. In addition, if a Fund engages in securities lending, AIM will provide the Fund investment advisory services and related administrative services. AIM's compensation for advisory services rendered in connection with securities lending is included in the advisory fee schedule. As compensation for the related administrative services AIM will provide, a lending Fund will pay AIM a fee equal to 25% of the net monthly interest or fee income retained or paid to the Fund from such activities. AIM currently intends to waive such fee, and has agreed to seek Board approval prior to its receipt of all or a portion of such fee.

                            AIM may from time to time waive or reduce its fee. Voluntary fee waivers or reductions may be rescinded at any time without further notice to investors. During periods of voluntary fee waivers or reductions, AIM will retain its ability to be reimbursed for such fee prior to the end of each fiscal year. Contractual fee waivers or reductions set forth in the Fee Table in a

                            Prospectus may not be terminated or amended to the Fund's detriment during the period stated in the agreement between AIM and the Fund.

                            Pursuant to the Advisory Agreement, AIM receives a fee from each of the AIM V.I. Aggressive Growth Fund, the AIM V.I. Blue Chip Fund and the AIM V.I. Value Fund calculated at the following annual rate, based on the average daily net assets of the Fund during the year:

                            ---------------------------------------------------------------------------------
                            AIM V.I. Aggressive Growth Fund             First $150 Million         0.80%
                                                                        Over $150 Million          0.625%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIM V.I. Blue Chip Fund                     First $350 Million         0.75%
                                                                        Over $350 Million          0.625%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            AIM V.I. Value Fund                         First $250 Million         0.65%
                                                                        Over $250 Million          0.60%
                            ---------------------------------------------------------------------------------

                            ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

                            Alliance Capital Management L.P. (the "Adviser") provides investment advisory services and order placement facilities for each of the Fund's Portfolios and pays all compensation of Directors and officers of the Fund who are affiliated persons of the Adviser. The Adviser or its affiliates also furnish the Fund, without charge, management supervision and assistance and office facilities and provide persons satisfactory to the Fund's Board of Directors to serve as the Fund's officers. The Fund has, under the Advisory Agreement, assumed obligation to pay for all other expenses. As to the obtaining of services other than those specifically provided to the Fund by the Adviser, the Fund may employ its own personnel. For such services, the Fund may also utilize personnel employed by the Adviser or its affiliates and, in such event, the services will be provided to the Fund at cost and the payments therefore must be specifically approved by the Fund's Board of Directors.

                            Each of the Portfolios pays the Adviser at the following annual percentage rate of its average daily net asset value:

                            ------------------------------------------------------------------
                            Alliance Growth and Income Portfolio                   0.625%
                            ------------------------------------------------------------------

                            ------------------------------------------------------------------
                            Alliance Premier Growth Portfolio                      1.000%
                            ------------------------------------------------------------------

                            DEUTSCHE ASSET MANAGEMENT VIT FUNDS

                            Under the supervision of the Board of Trustees, Deutsche Asset Management, Inc. (the "Adviser") acts as the Funds' Investment Adviser. The Investment Management Agreements provide for each Fund to pay the Adviser a fee, accrued daily and paid monthly, equal on an annual basis to the average daily net assets of each Fund as set forth below:

                            ------------------------------------------------------------------
                            Deutsche VIT EAFE Equity Index Fund                    0.45%
                            ------------------------------------------------------------------

                            ------------------------------------------------------------------
                            Deutsche VIT Small Cap Index Fund                      0.35%
                            ------------------------------------------------------------------

                            The Adviser has voluntarily undertaken to waive the fees and to reimburse the Funds for certain expenses so that the Deutsche VIT EAFE Equity Index Fund and Deutsche VIT Small Cap Index Fund and total operating expenses will not exceed 0.65% and 0.45%, respectively. The Adviser may not recoup any of its waived investment advisory fees. Such waivers by the Adviser shall stay in effect for at least 12 months.

                            FIDELITY VIP
                            Fidelity Management & Research Company ("FMR") serves as the Fund's manager. For managing investments and business affairs, each Portfolio pays a monthly management fee to FMR. The prospectus of VIP contains additional information concerning the Portfolios, including information concerning additional expenses paid by the Portfolios, and should be read in conjunction with this Prospectus.

                            The fee for each fund is calculated by adding a group fee rate to an individual fund fee rate, dividing by twelve, and multiplying the result by the fund's monthly average net assets.

                            The Fidelity VIP Equity-Income, Fidelity VIP Growth, Fidelity VIP II Contrafund, Fidelity VIP III Growth & Income, and Fidelity VIP III Mid Cap Portfolios' annual fee rates are each made up of two components:

                            1. A group fee rate based on the average net assets of all the mutual funds advised by FMR. On an annual basis, this rate cannot rise above 0.52%, and drops as total assets under management increase.

                            2. An individual fund fee rate of 0.20% for the Fidelity VIP Equity-Income and Fidelity VIP III Growth & Income Portfolios and 0.30% for the Fidelity VIP Growth, Fidelity VIP II Contrafund and Fidelity VIP III Mid Cap Portfolios.

                             The Fidelity VIP High Income Portfolio's annual fee
                            rate is made up of the sum of two components:

                            1. A group fee rate based on the average net assets of all the mutual funds advised by FMR. On an annual basis, this rate cannot rise above 0.37%, and drops as total assets under management increase.

                            2. An individual fund fee rate of 0.45% for the Fidelity VIP High Income Portfolio.

                            Thus, the Fidelity VIP Equity-Income Portfolio may have a fee as high as 0.72% of its average net assets. The Fidelity VIP Growth Portfolio may have a fee of as high as 0.82% of its average net assets. The Fidelity VIP High Income Portfolio may have a fee as high as 0.82%.

                            FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

                            Franklin Advisers, Inc. ("Franklin Advisers") serves as the FT VIP Franklin Small Cap Fund's investment manager. The Fund pays Franklin Advisers a fee for managing the Fund's assets based on the average daily net assets of the Fund as set forth below.

                            Franklin Mutual Advisers, LLC ("Franklin Mutual") serves as the FT VIP Mutual Shares Securities Fund's investment manager. The Fund pays Franklin Mutual a fee for managing the Fund's assets based on the average daily net assets of the Fund as set forth below.

                            The fees are computed daily according to the terms of the management agreements. Each class of a Fund's shares pays its proportionate share of the fee.

                            ---------------------------------------------------------------------------------
                            FT VIP Franklin Small Cap Fund     $0-$500 Million                     0.550%
                                                               Over $500 Million-$1 Billion        0.450%
                                                               Over $1 Billion-$1.5 Billion        0.400%
                                                               Over $1.5 Billion-$6.5 Billion      0.350%
                                                               Over $6.5 Billion-$11.5 Billion     0.325%
                                                               Over $11.5 Billion-$16.5 Billion    0.300%
                                                               Over $16.5 Billion-$19 Billion      0.290%
                                                               Over $19 Billion-$21.5 Billion      0.280%
                                                               Over $21.5 Billion                  0.270%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            FT VIP Mutual  Shares  Securities                                      0.60%
                            Fund
                            ---------------------------------------------------------------------------------

                            INVESCO VARIABLE INVESTMENT FUNDS, INC.

                            INVESCO serves as investment adviser to the Funds under an Investment Advisory Agreement dated February 28, 1997 (the "Agreement") with the Company. The Agreement requires that INVESCO manage the investment portfolio of each Fund in a way that conforms with the Fund's investment policies. INVESCO may directly manage a Fund itself, or may hire a sub-adviser, which may be an affiliate of INVESCO, to do so.

                            INVESCO also performs all of the following services for the Funds: administrative; internal accounting (including computation of net asset value); clerical and statistical; secretarial; all other services necessary or incidental to the administration of the affairs of the Funds; supplying the Company with officers, clerical staff and other employees; furnishing office space, facilities, equipment, and supplies; providing personnel and facilities required to respond to inquiries related to shareholder accounts; conducting periodic compliance reviews of the Funds' operations; preparation and review of required documents, reports and filings by INVESCO's in-house legal and accounting staff or in conjunction with independent attorneys and accountants (including prospectuses, statements of additional information, proxy statements, shareholder reports, tax returns, reports to the SEC, and other corporate documents of the Funds); supplying basic telephone service and other utilities; and preparing and maintaining certain of the books and records required to be prepared and maintained by the Funds under the 1940 Act.

                            Expenses not assumed by INVESCO are borne by the Funds. As full compensation for its advisory services to the Company, INVESCO receives a monthly fee from each Fund. The fee is calculated at the annual rate of:

                            ---------------------------------------------------------------------------------
                            INVESCO VIF Dynamics Fund                   First $1 Billion           0.75%
                                                                        Next $1 Billion            0.60%
                                                                        From $2 Billion            0.45%
                                                                        From $4 Billion            0.40%
                                                                        From $6 Billion            0.375%
                                                                        From $8 Billion            0.35%
                            ---------------------------------------------------------------------------------

                            ---------------------------------------------------------------------------------
                            INVESCO VIF Health Sciences Fund            First $350 Million         0.75%
                                                                        Next $350 Million          0.65%
                                                                        From $700 Million          0.55%
                                                                        From $2 Billion            0.45%
                                                                        From $4 Billion            0.40%
                                                                        From $6 Billion            0.375%
                                                                        From $8 Billion            0.35%
                            ---------------------------------------------------------------------------------

                            JANUS ASPEN SERIES

                            Each Portfolio has an Investment Advisory Agreement with Janus Capital, 100 Fillmore Street, Denver, Colorado 80206-4928. The Portfolios pay custodian and transfer agent fees and expenses, brokerage commissions and dealer spreads and other expenses in connection with the execution of portfolio transactions, legal and accounting expenses, interest and taxes, trade or other investment company organization dues and expenses, registration fees, expenses of shareholders' meetings and reports to shareholders, fees and expenses of Portfolio Trustees who are not affiliated with Janus Capital and other costs of complying with applicable laws regulating the sale of Portfolio shares. Pursuant to the Advisory Agreements, Janus Capital furnishes certain other services, including net asset value determination, portfolio accounting and recordkeeping, for which the Portfolios may reimburse Janus Capital for its costs.

                            The Janus Aspen Aggressive Growth, Janus Aspen Growth Portfolio, Janus Aspen Growth and Income Portfolio and Janus Aspen International Growth Portfolios have each agreed to compensate Janus Capital for its services by the monthly payment of a fee at the annual rate of 0.65% of the average daily net assets of each Portfolio.

                            PIONEER VARIABLE CONTRACTS TRUST (CLASS II)

                            Pioneer Investment Management, Inc. ("Pioneer") is the investment manager to each Portfolio. As compensation for the management services each portfolio pays Pioneer a fee at the annual rate of the applicable portfolio's average daily net assets set forth below.

                            --------------------------------------------------------------------
                            Pioneer Emerging Markets VCT Portfolio                 1.15%
                            --------------------------------------------------------------------

                            --------------------------------------------------------------------
                            Pioneer Fund VCT Portfolio                             0.65%
                            --------------------------------------------------------------------

                            --------------------------------------------------------------------
                            Pioneer High Yield VCT Portfolio                       0.65%
                            --------------------------------------------------------------------

                            --------------------------------------------------------------------
                            Pioneer Real Estate Growth VCT Portfolio               0.80%
                            --------------------------------------------------------------------

                            The above management fees are normally computed daily and paid monthly in arrears. Pioneer has agreed not to impose all or a portion of its management fee and to make other arrangements, if necessary, to limit a portfolio's Class I share total annual operating expenses to a specified percentage of average daily net assets attributable to Class I shares as indicated below. The portion of portfolio expenses attributable to Class II shares of a portfolio will be reduced only to the extent such expenses were reduced for the Class I shares of the portfolio. Expense limitations are in effect for Pioneer Emerging Markets VCT Portfolio and Pioneer High Yield VCT Portfolio.

                            The portion of portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses were reduced for the Class I shares. If Pioneer waives any fee or reimburses any expenses, and the expenses of the portfolio are subsequently less than the expense limitation, the portfolio will reimburse Pioneer for such waived fees or reimbursed expenses provided that such reimbursement does not cause the portfolio's Class I expenses to exceed the expense limitation. In addition, each of these portfolios will not reimburse Pioneer for such waived fees or reimbursed expenses more than three years after such fees were waived or such expenses were incurred. Based on estimated expenses and assets for the current fiscal year, none of these portfolios currently expect to reimburse Pioneer pursuant to this arrangement during the current fiscal year.

                            SCUDDER VARIABLE SERIES II

                            The investment advisor for the Scudder Technology Growth Portfolio and SVS Dreman Financial Services Portfolio is Zurich Scudder Investments, Inc. ("Zurich Scudder"). Each Portfolio pays Zurich Scudder an investment management fee, based on the average daily net assets of the Portfolio, payable monthly, at the annual rates shown below:

                            --------------------------------------------------------------------
                            $0-$250 Million                                        0.75%
                            --------------------------------------------------------------------
                            $250 Million-$1 Billion                                0.72%
                            --------------------------------------------------------------------
                            $1 Billion-$2.5 Billion                                0.70%
                            --------------------------------------------------------------------
                            $2.5 Billion-$5 Billion                                0.68%
                            --------------------------------------------------------------------
                            $5 Billion-$7.5 Billion                                0.65%
                            --------------------------------------------------------------------
                            $7.5 Billion-$10 Billion                               0.64%
                            --------------------------------------------------------------------
                            $10 Billion-$12.5 Billion                              0.63%
                            --------------------------------------------------------------------
                            Over $12.5 Billion                                     0.62%
                            --------------------------------------------------------------------

                            T. ROWE PRICE INTERNATIONAL SERIES, INC.
                            To cover investment management and operating expenses, the T. Rowe Price International Stock Portfolio pays T. Rowe Price International, Inc., the investment manager, an annual all-inclusive fee that includes investment management services and ordinary, recurring operating expenses. The fee is based on fund average daily net assets and is calculated and accrued daily. The fee for the Fund for the most recent fiscal year was 1.05% of its average daily net assets.

                     (3)    DISTRIBUTIONS

                            No distributions are made to Policy owners except voluntary surrenders or partial withdrawals, and upon payment of death proceeds. Surrenders and partial withdrawals may be subject to the surrender and partial withdrawal charges described in 13(a)(1), above. Also SEE Item 21.

                     (4)    CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME

                            Distributions from the Underlying Funds are reinvested by Sub-Accounts of the Separate Account in additional shares of the respective Underlying Fund, without charge, at net asset value.

                     (5)    REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S
                            SECURITIES

                            See "Surrender Charge" and "Charges on Partial Withdrawals" under Item 13(a)(1) above.

              (b) FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OF THE TRUST, FURNISH INFORMATION WITH RESPECT TO SALES LOAD AND OTHER DEDUCTIONS FROM PRINCIPAL PAYMENTS.

                     A deduction of 6.00% is made from each premium payment under a Policy to compensate the Company for premium taxes paid to the states and local jurisdictions (2.00%), for DAC taxes (1.00%), and for front-end sales load (3.0%). No other deductions are made from premiums prior to allocation to the Company's General Account or the Separate Account. All other charges and deductions are made from Policy value, net assets of the Separate Account, or upon certain surrenders, partial withdrawals, and decreases in face amount.

             (c) STATE (1) THE AMOUNT OF SALES LOAD AS A PERCENTAGE OF THE NET AMOUNT INVESTED, AND (2) THE AMOUNT OF TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST.

                     Of the 6.00% payment expense deduction, 3.0% is for sales load, as described in (b), above. A contingent deferred sales load is calculated at issuance of the Policy and for increases in face amounts, but is deducted if at all, only upon surrender or decreases in face amount within 10 Policy years or less. Also, a transaction charge and partial withdrawal charge may be deducted on partial withdrawals.

             (d) EXPLAIN FULLY THE REASONS FOR ANY DIFFERENCE IN THE PRICE AT WHICH SECURITIES ARE OFFERED FOR ANY CLASS OF TRANSACTIONS TO ANY CLASS OR GROUP OF OFFICERS, INCLUDING OFFICERS, DIRECTORS OR EMPLOYEES OF THE DEPOSITION TRUSTEE, CUSTODIAN OR PRINCIPAL UNDERWRITER.

                     Not Applicable.

             (e) FURNISH A BRIEF DESCRIPTION OF ANY LOADS, FEES, EXPENSES OR CHARGES NOT COVERED IN ITEM 13(A) WHICH MAY BE PAID BY SECURITY HOLDERS IN CONNECTION WITH THE TRUST OR ITS SECURITIES.

                     The Company reserves the right to impose a charge for changing the net premium allocation instructions, for changing the allocation of any monthly deductions, or for a projection of values. No such charges are currently imposed and any such charge is guaranteed not to exceed $25.00.

             (f) STATE WHETHER THE DEPOSITOR, PRINCIPAL UNDERWRITER, CUSTODIAN OR TRUSTEE, OR ANY AFFILIATED PERSON OF THE FOREGOING, MAY RECEIVE PROFITS OR OTHER BENEFITS NOT INCLUDED IN THE COMPANY'S ANSWER TO ITEM 13(A) OR 13(D) THROUGH THE SALE OR PURCHASE OF THE TRUST'S SECURITIES OR INTERESTS IN SUCH SECURITIES, OR UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES, AND DESCRIBE FULLY THE NATURE AND EXTENT OF SUCH PROFITS OR BENEFITS.

                     Neither the Company, Allmerica Investments, Inc. nor any affiliated person of the foregoing may receive any profit or any other benefit from premium payments under the Policy or the investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale or purchase of the Policy or shares of the Underlying Funds, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Policy exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others (including the company agents), for services rendered in connection with the distribution of the Policy, as described in Item 38, but such payments will be made from the Company's General Account; and (4) the investment advisers of the respective Underlying Funds will receive an advisory fee, as described in Item 13(a)(2).

             (g) STATE THE PERCENTAGE THAT THE AGGREGATE ANNUAL CHARGES AND DEDUCTIONS FOR MAINTENANCE AND OTHER EXPENSES OF THE TRUST BEAR TO THE DIVIDEND AND INTEREST INCOME FROM THE TRUST PROPERTY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                     Not Applicable. The Separate Account has no assets as of the date of this filing.

             (h)     OTHER

                     The Company will recoup commission and other sales expense through a combination of surrender and partial withdrawal charges, and the investment earnings in excess of the interest credited on amounts allocated to the General Account.


       INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

       14. DESCRIBE THE PROCEDURE WITH RESPECT TO THE APPLICATIONS (IF ANY) AND THE ISSUANCE AND AUTHENTICATION OF THE TRUST'S SECURITIES, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

              Individuals wishing to purchase a Policy must submit a completed application to an authorized registered agent or to the Company's Principal Office and supply evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason.

              Within limits, applicants may choose the amount of the initial premium desired and the initial face amount of the Policy. Currently, the minimum specified face amount of insurance for which a Policy may be issued is $50,000.

              The Policy will be effective on the date of issue only after all outstanding delivery requirements are satisfied and the Company has received sufficient premium. The date of issue is the date used to determine all future periodic transactions under the Policy, e.g., monthly payment date, Policy months and Policy years. Within limits, the Company may establish an earlier date of issue.

              If a premium payment equivalent to at least one minimum monthly payment is received with the application, and there has been no material misrepresentation on the application, fixed, conditional insurance of up to the amount applied for but not to exceed $500,000, will start as of the date of the application and will generally continue for a maximum of 90 days. If a medical examination of a person to be Insured is required by the Company's underwriting rules, coverage on that person will not start until completion of the examination. In no event will a death benefit be provided under the conditional insurance agreement if death is by suicide.

              If the Applicant does not wish to make any payment until the Policy is issued, or if the amount of money paid on a prepaid application is not sufficient to place the Policy in force, the Company will require payment upon delivery of the Policy of sufficient premium to place the Policy in force upon delivery of the Policy. If the Policy is not issued, the premiums will be returned to the Applicant, WITHOUT INTEREST. No Policy will be in force until sufficient premium is paid.

       15. DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT OF PAYMENTS FROM PURCHASERS OF THE TRUST'S SECURITIES AND THE HANDLING OF THE PROCEEDS THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

              PREMIUM PAYMENTS - Premium Payments are payable only to the Company, and may be mailed to the Principal Office or paid through an authorized agent of the Company. All premium payments after the initial premium payment are credited to the Separate Account or General Account as of date of receipt at the Principal Office.

              The Policy owner may establish a schedule of planned premiums which will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Policy to lapse. The Policy owner may also make unscheduled premium payments at any time or skip planned premium payments subject to the maximum and minimum premium limitations described below.

              The Policy owner may also elect to pay premiums by means of a monthly automatic payment ("MAP") procedure. Under a MAP procedure, amounts will be deducted each month, generally on the Monthly Payment Date, from the Policy owner's checking account and applied as a premium under a Policy. The minimum payment permitted under MAP is $50.

              Premiums are not limited as to frequency and number. However, no premium payment may be less than $100 without the Company's consent. Moreover, premium payments must be sufficient to provide a positive surrender value at the end of each Policy month, or the Policy may lapse.

              The total of all premiums paid can never exceed the then-current maximum premium limitation determined by Internal Revenue Service rules. Thus, the Company may limit the premiums received in any Policy year to an amount not less than the "guideline level premium" determined by the Company with respect to the Policy. In addition, the sum of the premiums paid, less any partial withdrawals, may not exceed the greater of the guideline single premium or the sum of the guideline level premiums to the date of payment. The guideline premium amounts will change whenever there is any change in the face amount, the addition or deletion of a rider, or a change in the Death Benefit option. These premium limitations do not apply to the extent necessary to prevent lapse of the Policy during a Policy year.

              If at any time a premium is paid that would result in total premiums exceeding the then current maximum premium limitation, the Company will accept only that portion of the premium that would make total premiums equal the maximum limitation. Premiums in excess of that amount will be refunded to the Policy owner, and no further premiums will be accepted until allowed by the current maximum premium limitation prescribed by Internal Revenue Service rules.

       16. DESCRIBE THE PROCEDURE WITH RESPECT TO THE ACQUISITION OF UNDERLYING SECURITIES AND THE DISPOSITION THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

              Each Sub-Account of the Separate Account invests its assets in shares of a corresponding Underlying Fund. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

              Amounts of net purchase payments allocated to a Sub-Account, transfers to that Sub-Account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the Sub-Account in connection with Policy surrenders, partial withdrawals, transfers, and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of Underlying Fund shares will be made for a Sub-Account at net asset value. All income, dividends and realized gain distributions of a Underlying Fund will be reinvested in shares of the respective Underlying Fund at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days where there is a sufficient degree of trading in a Underlying Fund's securities such that the current net asset value of the Sub-Accounts may be materially affected.

       17.    (a)    DESCRIBE THE PROCEDURE WITH RESPECT TO WITHDRAWAL OR
                     REDEMPTION BY SECURITY HOLDERS.

                     SURRENDER - A Policy owner may at any time surrender the Policy and receive its surrender value (i.e., Policy value, less Outstanding Loans and applicable surrender charges and any first-year monthly administrative charges not yet deducted) upon written request signed by the Policy owner and return of the Policy to the Principal Office. The surrender value will be based on the Policy value as of the valuation date on which the request and Policy are received at the Principal Office. A surrender charge may be deducted when a Policy is surrendered. See Item 13(a), "Surrender."

                     The surrender value is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and partial withdrawals of amounts funded by each Sub-Account during any period when (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,
                     (2) the SEC has by order permitted such suspension, or (3) an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of each Sub-Account is not reasonably practicable.

                     The right is reserved by the Company to defer surrenders and partial withdrawal of amounts allocated to the Company's General Account for a period not to exceed six months.

                     PARTIAL WITHDRAWAL - At any time after the first Policy year, a Policy owner may redeem a portion of the Policy value of his or her Policy, subject to the limits stated below, upon written request signed by the Policy owner and filed at the Principal Office. Where allocations have been made to more than one account, a percentage of the partial withdrawal may be allocated to each such account. The written request must indicate the dollar amount the Policy owner wishes to receive and the account from which such amount is to be redeemed.

                     The Policy owner may allocate the amount withdrawn among the Sub-Accounts and the General Account. If no allocation instructions are provided, the Company will make a pro rata allocation.

                     A partial withdrawal from a Sub-Account will result in cancellation of a number of Accumulation Units equivalent in value to the amount withdrawn, computed as of the valuation date that the request is received at the Company's Principal Office. The amount withdrawn equals the amount requested by the Policy owner plus any applicable charges. The Company will normally pay the amount of the partial withdrawal within seven days, but may delay payment under certain circumstances described above under "Surrender." See Item 13(a), "Partial Withdrawals."

              (b) FURNISH THE NAMES OF ANY PERSONS WHO MAY REDEEM OR REPURCHASE, OR ARE REQUIRED TO REDEEM OR REPURCHASE, THE TRUST'S SECURITIES OR UNDERLYING SECURITIES FROM SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

                     The Company is required to process all surrender and partial withdrawal requests as described in Item 17(a). The Underlying Funds will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

              (c) INDICATE WHETHER REPURCHASED OR REDEEMED SECURITIES WILL BE CANCELLED OR MAY BE RESOLD.

                     If a Policy is surrendered, the Policy will be cancelled and may not be reissued. If a Policy terminates due to lapse or foreclosure, the Policy may be reinstated as provided below. The Policy will terminate if:

                     - Policy value is insufficient to cover the next monthly insurance protection charge plus loan interest accrued; or

                     - Outstanding loan exceeds the policy value less surrender charges

                     If one of these situations occurs, the Policy will be in default. The Policy owner will then have a grace period of 62 days, measured from the date of default, to pay a premium sufficient to prevent termination. On the date of default, the Company will send a notice to the Policy owner and to any assignee of record. The notice will state the premium due and the date by which it must be paid.

                     Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, the Company will deduct from the net death benefit any monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

                     During the first 48 Policy months following the date of issue or an increase in the face amount, a guarantee may apply to prevent the Policy from terminating because of insufficient surrender value. This guarantee applies if, during this period, the Policy owner pays premiums that, when reduced by partial withdrawals and partial withdrawal costs, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in face amount or policy change that causes a change in the minimum monthly payment has been in force. A policy change that causes a change in the minimum monthly payment is a change in the face amount or the addition or deletion of a rider. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

                     TERMINATION- The failure to make premium payments will not cause the Policy to lapse unless: (a) the Policy Value is insufficient to cover the next Monthly Deduction plus loan interest accrued; or (b) if Policy Loans exceed the Policy value. If one of these situations occurs, the Policy will be in default. The Policy owner will then have a grace period of 62 days, measured from the date of default, to make sufficient payments to prevent termination. On the date of default, the Company will send a notice to the Policy owner and to any assignee on record. The notice will state the amount of premium due and the date on which it is due. Failure to make a sufficient payment within the grace period will result in termination of the Policy without any Policy value. If the Insured dies during the grace period, the Death Proceeds will still be payable, but any Monthly Deductions due and unpaid through the Policy month in which the Insured dies and any other overdue charge will be deducted from the Death Proceeds.

                     Except for the situation described in (b) above, if, during the first 48 months after the date of issue or the effective date of an increase in face amount, the Policy owner makes premium payments, less Policy Loans, partial withdrawal charges, at least equal to the sum of the minimum monthly factors for the number of months the Policy, increase or Policy change which causes a change in the minimum monthly factor has been in force, the Policy is guaranteed not to lapse during that period. A Policy change which causes a change in the minimum monthly factor is a change in the face amount or the addition or deletion of a rider. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly factor do not guarantee that the Policy will remain in force.

                     REINSTATEMENT -- A terminated Policy may be reinstated within three years of the date of default and before the final payment date. The reinstatement takes effect on the monthly processing date following the dates the Policy owner submits to us: (1) Written application for reinstatement; (2) Evidence of insurability showing that the Insured is insurable according to our underwriting rules; and (3) a payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable. Policies that have been surrendered may not be reinstated.

                     MINIMUM AMOUNT PAYABLE -- If reinstatement is requested, the Policy owner must pay the minimum monthly payment for the three months beginning on the date of reinstatement.

                     SURRENDER CHARGE -- The surrender charge on the date of reinstatement is the surrender charge that was in effect on the date of termination.

                     POLICY VALUE ON REINSTATEMENT -- The policy value on the date of reinstatement is: the net payment made to reinstate the Policy and interest earned from the date the payment was received at our principal office; plus the policy value less any outstanding loan on the date of default (not to exceed the surrender charge on the date of reinstatement); minus the monthly deductions due on the date of reinstatement. The Policy owner may reinstate any outstanding loan.

       18.    (a)    DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT, CUSTODY
                     AND DISPOSITION OF THE INCOME AND OTHER DISTRIBUTABLE FUNDS
                     OF THE TRUST AND STATE THE SUBSTANCE OF THE PROVISIONS OF
                     ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

                     Distributions with respect to the shares of a Underlying Fund held by a Sub-Account are reinvested in shares of that Underlying Fund at net asset value. Such shares are added to the assets of the respective Sub-Account.

              (b) DESCRIBE THE PROCEDURE, IF ANY, WITH RESPECT TO THE REINVESTMENT OF DISTRIBUTIONS TO SECURITY HOLDERS AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

                     No distributions are made to Policy owners other than in connection with a death benefit or with a Policy owner-initiated loan, partial withdrawal or surrender of the Policy. See Items 13(a) and 21.

              (c) IF ANY RESERVES OR SPECIAL FUNDS ARE CREATED OUT OF INCOME OR PRINCIPAL, STATE WITH RESPECT TO EACH SUCH RESERVE OR FUND THE PURPOSE AND ULTIMATE DISPOSITION THEREOF, AND DESCRIBE THE MANNER OF HANDLING SAME.

                     Net premiums placed in the Separate Account constitute certain reserves for benefits under the Policy.

              (d) SUBMIT A SCHEDULE SHOWING THE PERIODIC AND SPECIAL DISTRIBUTIONS WHICH HAVE BEEN MADE TO SECURITY HOLDERS DURING THE THREE YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH. STATE FOR EACH SUCH DISTRIBUTION THE AGGREGATE AMOUNT AND AMOUNT PER SHARE. IF DISTRIBUTIONS FROM SOURCES OTHER THAN CURRENT INCOME HAVE BEEN MADE, IDENTIFY EACH SUCH OTHER SOURCE AND INDICATE WHETHER SUCH DISTRIBUTION REPRESENTS THE RETURN OF PRINCIPAL PAYMENTS TO SECURITY HOLDERS. IF PAYMENTS OTHER THAN CASH WERE MADE, DESCRIBE THE NATURE THEREOF, THE ACCOUNT CHARGED AND THE BASIS OF DETERMINING THE AMOUNT OF SUCH CHARGE.

                     Not Applicable. The Separate Account has not begun business operations.

       19. DESCRIBE THE PROCEDURE WITH RESPECT TO THE KEEPING OF RECORDS AND ACCOUNTS OF THE TRUST, THE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION TO SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

              The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Policy, including the number and value of accumulation units of each Sub-Account credited to each Policy and the value of accumulations in the General Account.

              Issuance and transfer of Underlying Fund shares will be by book entry only. Stock certificates will not be issued to the Company or Separate Account. Shares ordered from the Underlying Funds will be recorded in an appropriate title for the Separate Account or appropriate Sub-Account.

              Policy owners will be sent promptly statements of significant transactions such as premium payments (other than payments made pursuant to the Monthly Automatic Premium payment procedure), changes in specified face amount, change in Death Benefit Option, transfers among Sub-Accounts and the General Account, partial withdrawals, increases in loan amount by the Policy owner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Policy owner within 30 days after a Policy year. The annual statement will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy value, surrender value, amounts in the Sub-Accounts and General Account, and any Policy loan(s).

              In addition, the Policy owner will be sent semi-annual reports containing financial statements and other information for the Separate Account, AIT, AVIF, Alliance, Deutsche VIT, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, FT VIP, INVESCO VIF, Janus Aspen, Pioneer VCT, SVS and T. Rowe Price, as required by the 1940 Act.

       20. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST WITH RESPECT TO THE FOLLOWING:

              (a)    AMENDMENTS TO SUCH INDENTURE OR AGREEMENT.

                     Not Applicable.

              (b)    THE EXTENSION OR TERMINATION OF SUCH INDENTURE OR
                     AGREEMENT.

                     Not Applicable.

              (c) THE REMOVAL OR RESIGNATION OF THE TRUSTEE OR CUSTODIAN, OR THE FAILURE OF THE TRUSTEE OR CUSTODIAN TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

                     The Company will act as custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

              (d) THE APPOINTMENT OF A SUCCESSOR TRUSTEE AND THE PROCEDURE IF A SUCCESSOR TRUSTEE IS NOT APPOINTED.

                     Not Applicable.

              (e) THE REMOVAL OR RESIGNATION OF THE DEPOSITOR, OR THE FAILURE OF THE DEPOSITOR TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

                     There is no such provision in an indenture or agreement. Under Massachusetts law, the Company may not abrogate its obligation under the Policies.

              (f) THE APPOINTMENT OF A SUCCESSOR DEPOSITOR AND THE PROCEDURE IF A SUCCESSOR DEPOSITOR IS NOT APPOINTED.

                     There is no such provision in any indenture or agreement.

       21.    (a)    STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR
                     AGREEMENT WITH RESPECT TO LOANS TO SECURITY HOLDERS.

                     Loans may be obtained by request to the Company on the sole security of the Policy. The total amount which may be borrowed is the loan value. The loan value is Policy Value minus surrender charges.

                     A Policy loan may be allocated among the General Account and one or more Sub-Accounts. If the Policy owner does not make an allocation, the Company will allocate the loan among the accounts in the same proportion that the Policy value in the General Account, less Policy loans, and the Policy value in each Sub-Account bear to the total Policy value, less Policy loans, on the date the Company receives the loan request. Policy value in each Sub-Account equal to the Policy loan allocated to such Sub-Account will be transferred to the General Account, and the number of Accumulation Units equal to Policy value so transferred will be cancelled. Amounts transferred to or held in the General Account to secure Policy loans will earn interest at a rate equal to an effective annual yield of at least 4.00%.

                     After due and unpaid interest is added to loan amount, if the new loan amount exceeds the Policy value in the General Account, the Company will transfer Policy value equal to that excess from each Sub-Account to the General Account as security for the excess amountt. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the Policy value in each Sub-Account bears to the total Policy value in all Sub-Accounts.

                     PREFERRED LOAN OPTION. The option is automatically available, unless otherwise requested by the Policy owner. The guaranteed annual interest rate credited to the Policy value securing a preferred loan will be at least 4.00%.

                     LOAN INTEREST CHARGED - The Company charges interest on the loan, which accrues daily and is payable in arrears. The current annual rate of interest charged on loans may change, but is guaranteed not to exceed 6.00% (4.50% for preferred loans). Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan principal and bear interest at the same rate of interest.

                     REPAYMENT OF POLICY LOANS - Loans may be repaid at any time prior to the lapse of the Policy. Upon repayment of Policy loans, the portion of the Policy value that is in the General Account securing Policy loans will be transferred to the various Sub-Accounts and increase the Policy value in such accounts in accordance with the Policy owner's instructions. If the Policy owner does not make a repayment allocation, the Company will allocate Policy value in accordance with the Policy owner's most recent premium allocation instructions; provided, however, that loan repayments allocated to the Separate Account cannot exceed Policy value previously transferred from the Separate Account to secure the Policy loans.

                     FORECLOSURE - If Policy loans exceed the amount needed to pay the next monthly deductions, the Policy will terminate. A notice of such pending termination will be mailed to the last known address of the Policy owner and any assignee. If the excess is not paid within 62 days after this notice is mailed, the Policy will terminate with no value. A Policy may be reinstated following loan foreclosure.

              (b) FURNISH A BRIEF DESCRIPTION OF ANY PROCEDURE OR ARRANGEMENT BY WHICH LOANS ARE MADE AVAILABLE TO SECURITY HOLDERS BY THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR ANY AFFILIATED PERSON OF THE FOREGOING.

                     See Items 10(i) and 21(a), above. No other loans are made, except under the terms of life insurance policies which may be issued by the depositor or affiliated insurance companies.


              (c) IF SUCH LOANS ARE MADE, FURNISH THE AGGREGATE AMOUNT OF LOANS OUTSTANDING AT THE END OF THE LAST FISCAL YEAR, THE AMOUNT OF INTEREST COLLECTED DURING THE LAST FISCAL YEAR ALLOCATED TO THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN OR AFFILIATED PERSON OF THE FOREGOING, AGGREGATE AMOUNT OF LOANS IN DEFAULT AT THE END OF THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

                     Not Applicable.

       22. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LIMITATIONS ON THE LIABILITIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN, OR ANY OTHER PARTY TO SUCH INDENTURE OR AGREEMENT.

              The Policies provide that the Company shall not be charged with notice of any assignment of the Policy unless it is in writing and filed at the Company's Principal Office. The Company assumes no liability for the validity of any assignment.

       23. DESCRIBE ANY BONDING ARRANGEMENT FOR OFFICERS, DIRECTORS, PARTNERS OR EMPLOYEES OF THE DEPOSITOR OR PRINCIPAL UNDERWRITER OF THE TRUST, INCLUDING THE AMOUNT OF COVERAGE AND THE TYPE OF BOND.

              The Company and Allmerica Investments, Inc. are named Insureds under a blanket bond in the amount of $20 million, issued by Lloyds of London. The bond covers officers, directors, and employees of the Company and Allmerica Investments, Inc., all of whom are employees of State Mutual.

              AIT maintains a fidelity bond pursuant to Rule 17(g) under the 1940 Act, in the amount of $3.1 million, issued by Underwriters at Lloyds and other London Companies. The bond covers directors and officers of AIT, who may also be director or officers of the depositor and principle underwriter, and employees of First Allmerica who are "access persons" of AIT.

       24. STATE THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST OR ITS SECURITIES AND A DESCRIPTION OF ANY OTHER MATERIAL FUNCTIONS OR DUTIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN NOT STATED IN ITEM 10 OR ITEMS 14 TO 23 INCLUSIVE.

              PARTICIPATION AGREEMENT. The Company and Separate Account will enter into Participation Agreements with AIT, AVIF, Alliance, Deutsche VIT, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, FT VIP, INVESCO VIF, Janus Aspen, Pioneer VCT, SVS and T. Rowe Company, which define the terms under which the Sub-Accounts of Separate Account invest in the Underlying Funds.

              POLICY OWNER - The Policy owner is the Insured unless another Policy owner has been named in the application for the Policy. The Policy owner is generally entitled to exercise all rights under a Policy while the Insured is alive, subject to the consent of any irrevocable beneficiary (the consent of a revocable beneficiary is not required). The consent of the Insured is required whenever the face amount of insurance is increased.

              BENEFICIARY - The beneficiary is the person or persons to whom the insurance proceeds are payable upon the Insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the death of the Insured. While the Insured is alive, the Policy owner may change any beneficiary unless the Policy owner has declared a beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the owner (or the owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, they will be paid in equal shares, unless the Policy owner has chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before Insured will pass to surviving beneficiaries proportionately.

              INCONTESTABILITY - The Company will not contest the validity of a Policy after it has been in force during the Insured's lifetime for two years from the date of issue. The Company will not contest the validity of any increase in the face amount after such increase or rider has been in force during the Insured's lifetime for two years from its effective date.

              SUICIDE - The Death Proceeds will not be paid if the Insured commits suicide, while sane or insane, generally within two years from the date of issue. Instead, the Company will pay the beneficiary an amount equal to all premiums paid for the Policy, without interest, less any outstanding Policy loans and less any partial withdrawals. If the Insured commits suicide, while sane or insane, generally within two years from the effective date of any increase in the Death Benefit, the Company's liability with respect to such increase will be limited to a refund of the cost thereof. The beneficiary will receive the monthly insurance protection charges plus monthly expense charges paid for such increase.

              AGE AND SEX - If the Insured's age or sex as-stated in the application for a Policy is not correct, benefits under a Policy will be adjusted to reflect the correct age and sex. The adjusted benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex. In no event will the Death Benefit be reduced to less than the guideline minimum Death Benefit.

              ASSIGNMENT - The Policy owner may assign a Policy as collateral or make an absolute assignment of the Policy. All rights under the Policy will be transferred to the extent of the assignee's interest. When recorded, the assignment will take effect as of the date the written request was signed. The Company is not bound by an assignment or release thereof, unless it is in writing and is recorded at the Company's Principal Office. Any rights created by the assignment will be subject to any payments made or actions taken by the Company before the assignment is recorded. The Company is not responsible for the validity of any assignment or release.

III.   ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

       ORGANIZATION AND OPERATIONS OF DEPOSITOR

       25. STATE THE FORM OF ORGANIZATION OF THE DEPOSITOR OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE DEPOSITOR WAS ORGANIZED AND THE DATE OF ORGANIZATION.

              The Company is an insurance company originally organized as a mutual life insurance company under the laws of the Commonwealth of Massachusetts in 1844, under the name of "State Mutual Life Assurance Company of America." Effective October 16, 1995, the Company converted to a stock life insurance company and adopted its present name. The company is a wholly-owned subsidiary of Allmerica Financial Corporation, 440 Lincoln Street, Worcester, Massachusetts 01653.

       26.    (a)    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES
                     RECEIVED BY THE DEPOSITOR OF THE TRUST IN CONNECTION WITH
                     THE EXERCISE OF ANY FUNCTIONS OR DUTIES CONCERNING
                     SECURITIES. OF THE TRUST DURING THE PERIOD COVERED BY THE
                     FINANCIAL STATEMENTS FILED HEREWITH:

                     Not Applicable.

              (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY THE DEPOSITOR FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

                     (1)    THE NATURE OF SUCH FEE OR PARTICIPATION.

                     (2)    THE NAME OF THE PERSON MAKING PAYMENTS.

                     (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.


                     The Company has entered into Service Agreements with the investment advisers or other service providers of certain Funds, pursuant to which the Company will receive fees in return for providing certain administrative services to Policy owners. Currently, the Company may receives service fees from the investment adviser (or an affiliate of the investment adviser) with respect to the portfolios of the Fidelity Variable Insurance Products Funds, the AIM Variable Insurance Funds, the Deutsche Asset Management VIT Funds, The Franklin Templeton Variable Insurance Products Trust, the INVESCO Variable Investment Funds, Inc., the Emerging Markets VCT Portfolio of Pioneer Variable Contracts Trust, the Scudder Variable Series II, and the T. Rowe Price International Series, Inc. The Company may in the future render services for which it will receive compensation from the investment advisers or other service providers of other Funds.

                     The Company may receive fees from an underlying fund for distribution-related services under a plan adopted by such fund pursuant to Rule 12b-1 under the 1940 Act. The Company may receive such fees from the Alliance Variable Products Series Fund, Inc., from the Franklin Templeton Variable Insurance Products Trust, from the Janus Aspen Series, and from the Pioneer Variable Contracts Trust.

                     The Company has not received any such fee or participation with respect to the Separate Account or the Policies.


                     (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                            Not Applicable.

       27. DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY THE DEPOSITOR INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THAT OF DEPOSITOR OF THE TRUST. IF THE DEPOSITOR ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF THE DEPOSITOR'S ACTIVITIES THEREWITH. IF THE DEPOSITOR HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

              The Company is licensed to write life insurance, health insurance, and variable contracts in the District of Columbia, Puerto Rico, the Virgin Islands, and in all states. The Company offers variable life and annuity Contracts through other of its Separate Accounts, all of which are registered as unit investment trusts under the Investment Company Act of 1940 or exempt from such registration.. The Company currently issues variable life and variable annuity policies only in the states of New York and Hawaii.

       OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

       28.    (a)    FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING
                     INFORMATION WITH RESPECT TO THE DEPOSITOR OF THE TRUST,
                     WITH RESPECT TO EACH OFFICER, DIRECTOR, OR PARTNER OF THE
                     DEPOSITOR, AND WITH RESPECT TO EACH NATURAL PERSON DIRECTLY
                     OR INDIRECTLY OWING OR HOLDING WITH POWER TO VOTE 5% OR
                     MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR.

                     (i)         NAME AND PRINCIPAL BUSINESS ADDRESS.
                     (ii) NATURE OF RELATIONSHIP OR AFFILIATION WITH DEPOSITOR OF THE TRUST;
                     (iii)       OWNERSHIP OF ALL SECURITIES OF THE DEPOSITOR;
                     (iv)        OWNERSHIP OF ALL SECURITIES OF THE TRUST;
                     (v) OTHER COMPANIES OF WHICH EACH PERSON NAMED ABOVE IS PRESENTLY OFFICER, DIRECTOR OR PARTNER.

                     See 28(b) and 29, below.

              (b) FURNISH A BRIEF STATEMENT OF THE BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS OF EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR.

    NAME AND POSITION WITH COMPANY          PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
    ------------------------------          ----------------------------------------------
    Bruce C. Anderson                       Director (since 1996) and Vice President (since 1984) of
        Director and Vice President         First Allmerica

    Warren E. Barnes                        Vice President (since 1996) and Corporate Controller (since
        Vice President and Corporate        1998) of First Allmerica
        Controller

    Mark R. Colborn                         Director (since 2000) and Vice President (since 1992) of First
        Director and Vice President         Allmerica

    Charles F. Cronin                       Secretary and Counsel (since 2000) of First Allmerica;
        Secretary and Counsel               Counsel (since 1996) of First Allmerica; Attorney (1991-1996)
                                            of Nutter, McClennen & Fish

    J. Kendall Huber                        Director, Vice President and General Counsel (since 2000)
        Director, Vice President and        of First Allmerica; Vice President (1999) of Promos Hotel
        General Counsel                     Corporation; Vice President and Deputy General Counsel
                                            (1998-1999) of Legg Mason, Inc.; Vice President and Deputy
                                            General Counsel (1995-1998) of USF&G Corporation

    John P. Kavanaugh                       Director and Chief Investment Officer (since 1996) and Vice
    Director, Vice President and            President (since 1991) of First Allmerica; Director (since 1996)
    Chief Investment Officer                and President (since 1995) of Allmerica Asset Management, Inc.

                                     -40-

    NAME AND POSITION WITH COMPANY          PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
    ------------------------------          ----------------------------------------------
    Mark C. McGivney                        Vice President (since 1997) and Treasurer (since 2000) of First
        Vice President and Treasurer        Allmerica; Associate, Investment Banking (1996-1997) of
                                            Merrill Lynch & Co.

    John F. O'Brien                         Director, President and Chief Executive Officer (since 1989) of
        Director, President and             First Allmerica
        Chief Executive Officer

    Edward J. Parry, III                    Director and Chief Financial Officer (since 1996), Vice
        Director, Vice President and        President (since 1993) and Treasurer (1993-2000) of First
        Chief Financial Officer             Allmerica

    Richard M. Reilly                       Director (since 1996) and Vice President (since 1990) of First
        Director and Vice President         Allmerica; Director (since 1990), President and Chief
                                            Executive Officer (since 1995) of
                                            Allmerica Financial Life Insurance
                                            and Annuity Company; Director and
                                            President (since 1998) of Allmerica
                                            Financial Investment Management
                                            Services, Inc.

    Robert P. Restrepo, Jr.                 Director and Vice President (since 1998) of First Allmerica;
        Director and Vice President         Chief Executive Officer (1996 to 1998) of Travelers
                                            Property & Casualty; Senior Vice President (1993 to 1996)
                                            of Aetna Life & Casualty Company

    Eric A. Simonsen                        Director (since 1996) and Vice President (since 1990) of
        Director and Vice President         First Allmerica

    Gregory D. Tranter                      Director and Vice President (since 2000) of First Allmerica;
        Director and Vice President         Vice President (1996-1998) of Travelers Property & Casualty;
                                            Director of Geico Team (1983-1996) of Aetna Life & Casualty

   COMPANIES OWNING SECURITIES OF DEPOSITOR

       29. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH COMPANY WHICH DIRECTLY OR INDIRECTLY OWNS, CONTROLS OR HOLDS WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF DEPOSITOR.

              The Company, organized under the law of Massachusetts in 1844, is the fifth oldest life insurance company in America. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

   CONTROLLING PERSONS

       30. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO ANY PERSON OTHER THAN THOSE COVERED BY ITEMS 28, 29, AND 42 WHO DIRECTLY OR INDIRECTLY CONTROLS THE DEPOSITOR.

              None.


   COMPENSATION OF OFFICERS OF DEPOSITOR

       31. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED FINANCIAL STATEMENTS FILED HEREWITH;

              (a) DIRECTLY TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR DIRECTLY RECEIVING THE THREE HIGHEST AMOUNTS OF REMUNERATION;

                     The remuneration of the Officers of the Company is set forth in the proxy statement for the Annual Meeting of Shareholders of the Company's parent, Allmerica Financial Corporation, which is incorporated herein by reference.

              (b) DIRECTLY TO ALL OFFICERS OR PARTNERS OF THE DEPOSITOR AS A GROUP EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS INCLUDED UNDER ITEM 31(A), STATING SEPARATELY THE AGGREGATE AMOUNT PAID BY THE DEPOSITOR ITSELF AND THE AGGREGATE AMOUNT PAID BY ALL THE SUBSIDIARIES;

                     See item 31 (a)

              (c) INDIRECTLY OR THROUGH SUBSIDIARIES TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR;

                     Not Applicable.

       COMPENSATION OF DIRECTORS

       32. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES, EXCLUSIVE OF REMUNERATION REPORTED UNDER ITEM 31, PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

              (a)    THE AGGREGATE DIRECT REMUNERATION TO DIRECTORS;

                     The remuneration of the Directors of the Company is set forth in the proxy statement for the Annual Meeting of Shareholders of the Company's parent, Allmerica Financial Corporation, which is incorporated herein by reference.

              (b)    INDIRECTLY OR THROUGH SUBSIDIARIES TO DIRECTORS.

                     Not applicable.

       COMPENSATION TO EMPLOYEES

       33.    (a)    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE
                     AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES OF ALL
                     EMPLOYEES OF THE DEPOSITOR (EXCLUSIVE OF PERSONS WHOSE
                     REMUNERATION IS REPORTED IN ITEMS 31 AND 32) WHO RECEIVED
                     REMUNERATION IN EXCESS OF $10,000 DURING THE LAST FISCAL
                     YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM
                     THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

                     The remuneration of certain directors/executive officers of the Company is set forth in the proxy statement for the Annual Meeting of Shareholders of the Company's parent, Allmerica Financial Corporation, which is incorporated herein by reference.

              (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID DIRECTLY DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH TO THE FOLLOWING CLASSES OF PERSONS (EXCLUSIVE OF THOSE PERSONS COVERED BY ITEM 33(A)): (1) SALES MANAGERS, BRANCH MANAGERS, DISTRICT MANAGERS AND OTHER PERSONS SUPERVISING THE SALE OF REGISTRANT'S SECURITIES; (2) SALESMEN, SALES AGENTS, CANVASSERS AND OTHER PERSONS MAKING SOLICITATIONS BUT NOT IN SUPERVISORY CAPACITY; (3) ADMINISTRATIVE AND CLERICAL EMPLOYEES; AND (4) OTHERS (SPECIFY). IF A PERSON IS EMPLOYED IN MORE THAN ONE CAPACITY, CLASSIFY ACCORDING TO PREDOMINANT TYPE OF WORK.

                     Not applicable.

       COMPENSATION TO OTHER PERSONS

       34. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF COMPENSATION FOR SERVICES PAID ANY PERSON (EXCLUSIVE
              OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31, 32 AND 33), WHOSE AGGREGATE COMPENSATION IN CONNECTION WITH SERVICES RENDERED WITH RESPECT TO THE TRUST IN ALL CAPACITIES EXCEED $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

              Not applicable.

IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES

       DISTRIBUTION OF-SECURITIES

       35. FURNISH THE NAMES OF THE STATES IN WHICH SALES OF THE TRUST'S SECURITIES (A) ARE CURRENTLY BEING MADE, (B) ARE PRESENTLY PROPOSED TO MADE, AND (C) HAVE BEEN DISCONTINUED, INDICATING BY APPROPRIATE LETTER THE STATUS WITH RESPECT TO EACH STATE.

              (a)    Sale of the Policies has not commenced in any state.

              (b) Following the effectiveness of the Separate Account's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company currently proposes issuing the Contracts only in the states of Rhode Island and New York.

              (c)    Not Applicable.


       36. IF SALES OF THE TRUST'S SECURITIES HAVE AT ANY TIME SINCE JANUARY 1, 1936 BEEN SUSPENDED FOR MORE THAN A MONTH, DESCRIBE BRIEFLY THE REASONS FOR SUCH SUSPENSION.

              Not Applicable.

       37.    (a)    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH
                     INSTANCE WHERE SUBSEQUENT TO JANUARY 1, 1937, ANY FEDERAL
                     OR STATE GOVERNMENTAL OFFICER, AGENCY, OR REGULATORY BODY
                     DENIED AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST,
                     EXCLUDING A DENIAL WHICH WAS MERELY A PROCEDURAL STEP PRIOR
                     TO ANY DETERMINATION BY SUCH OFFICER, ETC., AND WHICH
                     DENIAL WAS SUBSEQUENTLY RESCINDED.

                     (1)    NAME OF OFFICER, AGENCY OR BODY

                            None.

                     (2)    DATE OF DENIAL

                            Not Applicable.

                     (3)    BRIEF STATEMENT OF REASONS GIVEN FOR DENIAL

                            Not  Applicable.

              (b) FURNISH THE FOLLOWING INFORMATION WITH REGARD TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, THE AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST HAS BEEN REVOKED BY ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY.

                     (1)    NAME OF OFFICER, AGENCY OR BODY

                            None.

                     (2)    DATE OF REVOCATION

                            Not Applicable.

                     (3)    BRIEF STATEMENT OF REASONS GIVEN FOR REVOCATION

                            Not Applicable.

       38.    (a)    FURNISH A GENERAL DESCRIPTION OF THE METHOD OF DISTRIBUTION
                     OF SECURITIES OF THE TRUST.

                     Allmerica Investments, Inc., an indirect wholly-owned subsidiary of the Company, will act as principal underwriter of the Policies pursuant to an Underwriting and Administrative Services Agreement with the Company and the Separate Account. Allmerica Investments, Inc. is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The policies will be sold by agents of the Company who are registered representatives of Allmerica Investments, Inc. or of other unaffiliated broker-dealers which have selling agreements with Allmerica Investments, Inc.

              (b) STATE THE SUBSTANCE OF ANY CURRENT SELLING AGREEMENT BETWEEN EACH PRINCIPAL UNDERWRITER AND THE TRUST OR THE DEPOSITOR, INCLUDING A STATEMENT AS TO THE INCEPTION AND TERMINATION DATES OF THE AGREEMENT, ANY RENEWAL AND TERMINATION PROVISIONS, AND MY ASSIGNMENT PROVISIONS.

                     The Company has executed an Underwriting and Administrative Services Agreement ("Agreement") with Allmerica Investments, Inc., with respect to the distribution of the variable contracts funded by the Company's Separate Accounts. Allmerica Investments, Inc. serves as the principal underwriter of each such Separate Account. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.

              (c) STATE THE SUBSTANCE OF ANY CURRENT AGREEMENTS OR ARRANGEMENTS OF EACH PRINCIPAL UNDERWRITER WITH DEALERS, AGENTS, SALESMEN, ETC., WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS, AND REVOCATIONS. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH SCHEDULES OF COMMISSIONS AND THE BASES THEREOF. IN LIEU OF A STATEMENT CONCERNING SCHEDULES OF COMMISSIONS, SUCH SCHEDULES OF COMMISSIONS MAY BE FILED AS EXHIBIT A(3)(C).

                     The Policies will be sold by Registered representatives of Allmerica Investments, Inc. or by registered representatives of broker-dealers with which Allmerica Investments, Inc. has entered into selling agreements. All such registered representatives, who will also be licensed as insurance agents of the Company, will be required to pass applicable NASD examinations and qualify under applicable state insurance licensing requirements. Agents who sell the Policy will receive commissions based on a commission schedule, and Managers who supervise the agents will receive overriding commissions. After issue of the Policy or an increase in face amount, commissions generally will be 90% of the first-year premiums up to a maximum target premium amount established by the Company and 4.00% of any excess. Thereafter, in Years 2-10 commissions will generally equal 4% of any additional premiums, and 2% for Years 11 and over.

       INFORMATION CONCERNING PRINCIPAL UNDERWRITER

       39.    (a)    STATE THE FORM OF ORGANIZATION OF EACH PRINCIPAL
                     UNDERWRITER OF SECURITIES OF THE TRUST, THE NAME OF THE
                     STATE OR OTHER SOVEREIGN UNDER THE LAWS OF WHICH EACH
                     UNDERWRITER WAS ORGANIZED AND THE DATE OF ORGANIZATION.

                     The principal underwriter of the policies, Allmerica Investments, Inc. was incorporated under the laws of the Commonwealth of Massachusetts on March 27, 1969.

              (b) STATE WHETHER ANY PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. (NASD).

                     The Policies will be distributed by Allmerica Investments, Inc., which is a member of the NASD. The Company is also registered as a broker-dealer, and is also a member of the NASD.

       40.    (a)    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES
                     RECEIVED BY EACH PRINCIPAL UNDERWRITER OF THE TRUST FROM
                     THE SALE OF SECURITIES OF THE TRUST AND ANY OTHER FUNCTIONS
                     IN CONNECTION THEREWITH EXERCISED BY SUCH UNDERWRITER IN
                     SUCH CAPACITY OR OTHERWISE DURING THE PERIOD COVERED BY THE
                     FINANCIAL STATEMENT FILED HEREWITH.

                     None.

              (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

                     None.

                     (1)    THE NATURE OF SUCH FEE OR PARTICIPATION.

                            None.

                     (2)    THE NAME OF THE PERSON MAKING PAYMENT.

                            None.

                     (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                            None.

                     (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                            None.

       41.    (a)    DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS PRINCIPAL
                     UNDERWRITER, INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER
                     THAN THE DISTRIBUTION OF SECURITIES OF THE TRUST. IF A
                     PRINCIPAL UNDERWRITER ACTS OR HAS ACTED IN ANY CAPACITY
                     WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER
                     THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR
                     COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST AND THE
                     NATURE OF SUCH ACTIVITIES. IF A PRINCIPAL UNDERWRITER HAS
                     CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND
                     CIRCUMSTANCES SURROUNDING SUCH CESSATION.

                     Allmerica Investments, Inc. is a registered broker-dealer and a member of the NASD. Allmerica Investments, Inc. is a retail broker-dealer of variable contracts (including life and annuities) issued by the Company and of affiliated and unaffiliated mutual funds. Allmerica Investments, Inc. acts as principal underwriter of variable annuity and variable life contracts issued by Separate Accounts of the Company, which are registered as unit investment trusts under the 1940 Act in connection with the issuance of variable annuity and variable life contracts. Allmerica Investments also acts as principal underwriter of AIT, which is a management investment company under the 1940 Act. The variable contracts issued by the Company are sold through registered representatives of Allmerica Investments, Inc. (or of broker-dealers which have selling agreements with Allmerica Investments, Inc.), who are also licensed as insurance agents of the Company.

              (b) FURNISH AS AT LATEST PRACTICABLE DATE THE ADDRESS OF EACH BRANCH OFFICE OF EACH PRINCIPAL UNDERWRITER CURRENTLY SELLING SECURITIES OF THE TRUST AND FURNISH THE NAME AND RESIDENCE ADDRESS OF THE PERSON IN CHARGE OF SUCH OFFICE.

                     Not Applicable. The Separate Account is not yet issuing securities.

              (c) FURNISH THE NUMBER OF INDIVIDUAL SALESMEN OF EACH PRINCIPAL UNDERWRITER THROUGH WHOM ANY OF THE SECURITIES OF THE TRUST WERE DISTRIBUTED FOR THE LAST FISCAL YEAR OF THE TRUST COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH AND FURNISH THE AGGREGATE AMOUNT OF COMPENSATION RECEIVED BY SUCH SALESMEN IN SUCH YEAR.

                     Not Applicable. The Policies have not yet been issued.

       42. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH OF THE OFFICERS, DIRECTORS OR PARTNERS OF SUCH UNDERWRITER (OWNERSHIP OF SECURITIES OF THE TRUST).

              Not Applicable.  The Policies have not yet been issued.

       43. FURNISH, FOR THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH, THE AMOUNT OF BROKERAGE COMMISSIONS RECEIVED BY ANY PRINCIPAL UNDERWRITER WHO IS A MEMBER OF A NATIONAL SECURITIES EXCHANGE AND WHO IS CURRENTLY DISTRIBUTING THE SECURITIES OF THE TRUST OR EFFECTING TRANSACTIONS FOR THE TRUST IN THE PORTFOLIO SECURITIES OF THE TRUST.

              Not Applicable.

       OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

       44.    (a)    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE
                     METHOD OF VALUATION USED BY THE TRUST FOR THE PURPOSES OF
                     DETERMINING THE OFFERING PRICE TO THE PUBLIC OF SECURITIES
                     ISSUED THE TRUST OR THE VALUATION OF SHARES OR INTERESTS IN
                     THE UNDERLYING SECURITIES ACQUIRED BY THE HOLDER OF A
                     PERIODIC PAYMENT PLAN CERTIFICATE.

                     The net premium equals the premium paid less the 6.00% payment expense charge. Each net premium is allocated to the General Account of the Company or to the Sub-Account(s) selected by the Policy owner. Allocations to the Sub-Accounts are credited to the Policy in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Policy is equal to the portion of the net premium allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the valuation date the payment is received at the Company's Principal Office. The number of Accumulation Units resulting from each net premium will remain fixed unless changed by a subsequent split of Accumulation Unit value, transfer, partial withdrawal or surrender. In addition, if the Company deducts the Monthly Deduction or other charges from a Sub-Account (as a result of Policy owner instructions or the pro rata allocation of charges if the Policy owner has given no instruction), each such deduction will result in cancellation of a number of Accumulation Units equal in value to the charge allocated to the Sub-Account. The dollar value of an Accumulation Unit of each Sub-Account varies from valuation date to valuation date based on the investment experience of that Sub-Account. That experience, in turn, will reflect the investment performance, expenses and charges of the respective underlying Funds. The value of an Accumulation Unit is set at $1.00 on the first Valuation Date of each Sub-Account.

                     NET INVESTMENT FACTOR - The net investment factor measures the investment performance of a Sub-Account of the Separate Account during the valuation period just ended. The net investment factor for each Sub-Account is equal to 1.0000 plus the number arrived at by dividing (a) by (b) and subtracting (c) and (d) from the result, where


                     (a) is the investment income of that Sub-Account for the valuation period, plus capital gains, realized or unrealized, credited during the valuation period; minus capital losses, realized or unrealized, charged during the valuation period; adjusted for provisions made for taxes, if any;

                     (b) is the value of that Sub-Account's assets at the beginning of the valuation period;

                     The net investment factor may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The Policy owner bears the investment risk.

                     Allocations to the General Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company.

              (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE OFFERING PRICE OF THE TRUST'S SECURITIES AS OF THE LATEST PRACTICABLE DATE.

                     No Policies have been issued or offered for sale to the public.

              (c) IF THERE IS ANY VARIATION IN OFFERING PRICE OF THE TRUST'S SECURITIES TO ANY PERSON OR CLASSES OF PERSONS OTHER THAN UNDERWRITERS, STATE THE NATURE AND AMOUNT OF SUCH VARIATION AND INDICATE THE PERSON OR CLASSES OF PERSONS TO WHOM SUCH OFFERING IS MADE.

                     At any time, the "price" of an Accumulation Unit of a Sub-Account will be the same for all Policy owners. However, the cost of insurance charges for the Policies will not be the same for all Policy owners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Policy owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Policy owners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

       45. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY SUSPENSION OF THE REDEMPTION RIGHTS OF THE SECURITIES ISSUED BY THE TRUST DURING THE THREE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

              Not Applicable.

              (a)    BY WHOSE ACTION REDEMPTION RIGHTS WERE SUSPENDED.

                     Not Applicable.

              (b) THE NUMBER OF DAYS' WRITTEN NOTICE GIVEN TO SECURITY HOLDERS PRIOR TO SUSPENSION OF REDEMPTION RIGHTS.

                     Not Applicable.

              (c)    REASON FOR SUSPENSION.

                     Not Applicable.

              (d)    PERIOD DURING WHICH SUSPENSION WAS IN EFFECT.

                     Not Applicable.

       46.    (a)    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE
                     METHOD OF DETERMINING THE REDEMPTION OR WITHDRAWAL
                     VALUATION OF SECURITIES ISSUED BY THE TRUST:

                     (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                            The Sub-Accounts invest only in shares of the Underlying Funds. Shares of each are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective-Sub-Accounts. See
                            Item 44(a).

                     (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                            See 44(a) and 46(a)(1), above.

                     (3) WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER TIME.

                            See 44(a) and 46(a)(1), above.

                     (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                            POLICY VALUE AND SURRENDER VALUE - The Policy value is the total amount available for investment and is equal to the sum of the accumulation in the General Account and the value of the Accumulation Units in the Sub-Accounts. The Policy value is used in determining the surrender value (the Policy value less any Policy loans and applicable surrender charges). There is no guaranteed minimum Policy value. Because Policy value on any date depends upon a number of variables, it cannot be predetermined. Policy value and surrender value will reflect frequency and amount of net premiums paid, interest credited to accumulations in the General Account, the investment performance of the chosen Sub-Accounts of the Separate Account, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Policy.

                            CALCULATION OF POLICY VALUE - The Policy value is determined first on the date of issue and thereafter on each valuation date. On the date of issue, the Policy value will be the net premiums received, plus any interest earned during the period when premiums are held in the General Account (before being transferred to the Separate Account) less any Monthly Deductions due. On each valuation date after the date of issue the Policy value will be:

                            (a) the aggregate of the values in each of the Sub-Accounts on the valuation date, determined for each Sub-Account by multiplying the value of an Accumulation Unit in that Sub-Account on that date by the number of such Accumulations Units allocated to the Policy; PLUS

                            (b) the value in the General Account (including any amounts transferred to the General Account with respect to a loan).

                            Thus, the Policy value is determined by multiplying the number of Accumulation Units in each Sub-Account by the value of the applicable Accumulation Units on the particular valuation date, adding the products, and adding the amount of the accumulations in the General Account, if any. Also see Item 44(a), above.

                            Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                     (5) OTHER ITEMS WHICH REGISTRANT DEDUCTS FROM THE NET ASSET VALUE IN COMPUTING REDEMPTION VALUE OF ITS SECURITIES.

                            Accumulation Units of the Sub-Accounts will be redeemed at net asset value. However, under the Policies, a surrender or partial redemption may be subject to Surrender charges. See 13(a), "SURRENDER CHARGES" and "PARTIAL WITHDRAWAL"

                     (6)    WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS.

                            No adjustments are made for fractions.

              (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE REDEMPTION PRICE TO THE HOLDERS OF THE TRUST'S SECURITIES AS OF THE LATEST PRACTICABLE DATE.

                     No policies have been issued or offered for sale to the public.

       PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

       47. FURNISH A STATEMENT AS TO THE PROCEDURE WITH RESPECT TO THE MAINTENANCE OF A POSITION IN THE UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES, THE EXTENT AND NATURE THEREOF AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44 AND
              46. IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INCURRED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION.

              All purchases and redemptions of shares of the Underlying Funds are at net asset value. Other Separate Accounts of the Company currently invest in shares of AIT, and AIT issues shares to Separate Accounts of Allmerica Financial and may issue shares to Separate Accounts of other unaffiliated insurance companies. Each of the Underlying Funds may issue shares to unaffiliated insurance companies. All transactions are at net asset value. The Company will redeem sufficient shares of the Underlying Funds to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Policy.

V.     INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

       48. FURNISH THE FOLLOWING INFORMATION AS TO EACH TRUSTEE OR CUSTODIAN OF THE TRUST.

              (a)    NAME AND PRINCIPAL ADDRESS:

                     First Allmerica Financial Life Insurance Company 440 Lincoln Street
                     Worcester, MA 01653

              (b)    FORM OF ORGANIZATION:

                     Stock life insurance company.

              (c) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE TRUSTEE OR CUSTODIAN WAS ORGANIZED.

                     Incorporated under the laws of Massachusetts.

              (d)    NAME OF GOVERNMENTAL SUPERVISING OR EXAMINING AUTHORITY.

                     Massachusetts Insurance Department. The Company is also subject to examination by the insurance departments of each state in which it does business.

       49. STATE THE BASIS FOR PAYMENT OF FEES OR EXPENSES OF THE TRUSTEE OR CUSTODIAN FOR SERVICES RENDERED WITH RESPECT TO THE TRUST AND ITS SECURITIES, AND THE AMOUNT THEREOF FOR THE LAST FISCAL YEAR. INDICATE THE PERSON PAYING SUCH FEES OR EXPENSES. IF ANY FEES OR EXPENSES ARE PREPAID, STATE THE UNEARNED AMOUNTS.

              The Company is not paid a Separate fee for expenses or services rendered as custodian of the Separate Account.

              The contingent surrender charge (See 13(a)) includes a component for administrative services, which may be deemed to include custodial services.

       50. STATE WHETHER THE TRUSTEE OR CUSTODIAN OR ANY OTHER PERSON HAS OR MAY CREATE A LIEN ON THE ASSETS OF THE TRUST, AND, IF SO, GIVE FULL PARTICULARS, OUTLINING THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT THERETO.

              None. Under Massachusetts law, the assets supporting Policy reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.

VI.    INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

       51. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO INSURANCE OF HOLDERS OF SECURITIES:

              Interests in the Separate Account are sold only to fund the Policies. Other than the Policies themselves, no insurance is sold to Policy owners with interests in the Sub-Accounts, in connection with such interests.

              (a)    THE NAME AND ADDRESS OF THE INSURANCE COMPANY.

                     First Allmerica Financial Life Insurance Company 440 Lincoln Street
                     Worcester, MA 01653

              (b)    THE TYPES OF POLICIES AND WHETHER INDIVIDUAL OR GROUP
                     POLICIES.

                     The Policies are individual or group flexible premium variable life insurance policies.

              (c)    THE TYPES OF RISKS INSURED AND EXCLUDED.

                     The Policies are offered either on a group basis or as individual policies, to individuals and to businesses (in connection with employer-sponsored insurance). Participation in a group contract will be accounted for by the issuance of a certificate describing the individual's interest under the group contract. Individual policies may be issued in circumstances where a group contract is not issued. The terms of a certificate and of an individual policy, whether or not the individual policy is issued under a group contract, are substantially the same.

              (d)    THE COVERAGE OF THE POLICIES.

                     The Policies provide insurance coverage on the life of the Insured. The minimum Death Benefit is stated in each Policy. Death Proceeds will be reduced by any outstanding Policy Loans and any due and unpaid monthly deductions.

              (e) THE BENEFICIARIES OF SUCH POLICIES AND THE USES TO WHICH THE PROCEEDS OF POLICIES MUST BE PUT.

                     The beneficiary is named by the Policy owner to receive the death proceeds. The interest of any beneficiary will be subject to any assignment made by the Policy owner. The Policy owner may declare a beneficiary to be revocable (changed any time by written request) or irrevocable (may be changed only with the written consent of the beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death proceeds will pass to the Policy owner.

              (f)    THE TERMS AND MANNER OF CANCELLATION AND OF REINSTATEMENT.

                     See Item 17(a) for the manner of cancellation and reinstatement.

              (g) THE METHOD OF DETERMINING THE AMOUNT OF PREMIUMS TO BE PAID BY HOLDERS OF SECURITIES.

                     See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the premium is determined.

              (h) THE AMOUNT OF AGGREGATE PREMIUMS PAID TO THE INSURANCE COMPANY DURING THE LAST FISCAL YEAR.

                     The Company has not yet begun issuing the Policies.

              (i) WHETHER ANY PERSON OTHER THAN THE INSURANCE COMPANY RECEIVES ANY PART OF SUCH PREMIUMS, THE NAME OF EACH SUCH PERSON AND THE AMOUNTS INVOLVED, AND THE NATURE OF THE SERVICES RENDERED THEREFOR.

                     No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.

              (j) THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST RELATING TO INSURANCE.

                     None.

VII.   POLICY OF REGISTRANT

       52.    (a)    FURNISH THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR
                     AGREEMENT WITH RESPECT TO THE CONDITIONS UPON WHICH AND THE
                     METHOD OF SELECTION BY WHICH PARTICULAR PORTFOLIO
                     SECURITIES MUST OR MAY BE ELIMINATED FROM THE ASSETS OF THE
                     TRUST OR MUST OR MAY BE REPLACED BY OTHER PORTFOLIO
                     SECURITIES. IF AN INVESTMENT ADVISER OR OTHER PERSON IS TO
                     BE EMPLOYED IN CONNECTION WITH SUCH SELECTION, ELIMINATION
                     OR SUBSTITUTION, STATE THE NAME OF SUCH PERSON, THE NATURE
                     OF ANY AFFILIATION TO THE DEPOSITOR, TRUSTEE OR CUSTODIAN,
                     AND ANY PRINCIPAL UNDERWRITER, AND THE AMOUNT OF
                     REMUNERATION TO BE RECEIVED FOR SUCH SERVICES. IF ANY
                     PARTICULAR PERSON IS NOT DESIGNATED IN THE INDENTURE OR
                     AGREEMENT, DESCRIBE BRIEFLY THE METHOD OF SELECTION OF SUCH
                     PERSON.

                     The investment Policy of each Sub-Account of the Separate Account is to invest in a particular Underlying Fund.

                     The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of the Separate Account or that the Sub-Accounts of the Separate Account may purchase. If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Policy interest in a Sub-Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                     The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be deemed available to existing Policy owners on a basis to be determined by the Company. If the Company deems it to be in the best interest of Policy owners, and subject to any approvals that may be required under applicable law, the Variable Account or Sub-Account may be operated as a management company under the 1940 Act, may be deregistered if registration is no longer required, or may be combined with other Separate Accounts of the company.

                     If any of these substitutions or changes are made, the Company way by appropriate endorsement change the Policy to reflect the substitution or change.

              (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH TRANSACTION INVOLVING THE ELIMINATION OF ANY UNDERLYING SECURITY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                     Not Applicable.

              (c) DESCRIBE THE POLICY OF THE TRUST WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE UNDERLYING SECURITIES OF THE TRUST WITH RESPECT TO:

                     (1)    THE GROUNDS FOR ELIMINATION AND SUBSTITUTION;

                            See 52(a), above.

                     (2) THE TYPE OF SECURITIES WHICH MAY BE SUBSTITUTED FOR ANY UNDERLYING SECURITY;

                            See 52(a), above.

                     (3) WHETHER THE ACQUISITION OF SUCH SUBSTITUTED SECURITY OR SECURITIES WOULD CONSTITUTE THE CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES OR WOULD CONFORM TO A POLICY OF CONCENTRATION OF INVESTMENT IN A PARTICULAR; INDUSTRY OR GROUP OF INDUSTRIES;

                            Not Applicable.

                     (4) WHETHER SUCH SUBSTITUTED SECURITIES MAY BE THE SECURITIES OF ANY OTHER INVESTMENT COMPANY; AND

                            See 52(a), above.

                     (5) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WHICH AUTHORIZE OR RESTRICT THE POLICY OF THE REGISTRANT IN THIS REGARD.

                            See 52(a) above.

              (d) FURNISH A DESCRIPTION OF ANY (EXCLUSIVE OF POLICIES COVERED BY PARAGRAPH (A) AND (B) HEREIN) OF THE TRUST WHICH IS DEEMED A MATTER OF FUNDAMENTAL POLICY AND WHICH IS ELECTED TO BE TREATED AS SUCH.

                     None.

REGULATED INVESTMENT COMPANY

       53.    (a)    STATE THE TAXABLE STATUS OF THE TRUST.

                     Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                     See also 46(a), above.

              (b) STATE WHETHER THE TRUST QUALIFIED FOR THE LAST TAXABLE AS A REGULATED INVESTMENT COMPANY AS DEFINED IN SECTION 851 OF THE INTERNAL REVENUE CODE OF 1954, AND STATE ITS PRESENT INTENTION WITH RESPECT TO SUCH QUALIFICATION DURING THE CURRENT TAXABLE YEAR.

                     Not Applicable.

VIII. FINANCIAL AND STATISTICAL INFORMATION

       54. IF THE TRUST IS NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH CLASS OR SERIES OF ITS SECURITIES.

              Not Applicable.

       55. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, A TRANSCRIPT OF A HYPOTHETICAL ACCOUNT SHALL BE FILED IN APPROXIMATELY THE FOLLOWING FORM ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS. THE SCHEDULE SHALL COVER A CERTIFICATE OF THE TYPE CURRENTLY BEING SOLD ASSUMING THAT SUCH CERTIFICATE HAD BEEN SOLD AT A DATE APPROXIMATELY TEN YEARS PRIOR TO THE DATE OF REGISTRATION OR TO THE APPROXIMATE DATE OF ORGANIZATION OF THE TRUST.

              Not Applicable.

       56. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH IN RESPECT OF CERTIFICATES SOLD DURING SUCH PERIOD, THE FOLLOWING INFORMATION FOR EACH FULLY PAID TYPE AND EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

              Not Applicable.

       57. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY FINANCIAL STATEMENTS FILED HEREWITH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE trust.

              Not Applicable.

       58. IF THE TRUST IS THE ISSUER OF PERIODIC PLAN CERTIFICATES FURNISH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PERIODIC PAYMENT PLAN CERTIFICATE OUTSTANDING AS AT THE LATEST PRACTICABLE DATE.

              Not Applicable.

       59.    FINANCIAL STATEMENTS:

              FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT

              Financial statements, if any, will be contained in the registration statement for the Policy on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.

              FINANCIAL STATEMENTS OF THE DEPOSITOR

              The Financial Statements of the Company will be contained in the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.    EXHIBITS

       A.     Furnish the most recent form of the following:

       (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 authorizing the establishment of the Separate Account IMO is filed herewith.

       (2)    Not Applicable.

       (3)    (a)    Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 8
                     (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (b) Registered Representatives/Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (c) Sales Agreements with broker-dealers were previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and are incorporated by reference herein.

              (d) Commission Schedule was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (e) General Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (f) Career Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

       (4)    None

       (5)    (a)    Form of Policy;

              (b)    Waiver of Payment Rider;

              (c)    Term Insurance Rider; and

              (d) Other Insured Term Insurance Rider Contract are contained in the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933, and are incorporated herein by reference.

       (6) Articles of Incorporation and Bylaws of the Company were previously filed on October 1, 1995 in Post-Effective Amendment No. 3 (Registration Statement No. 33-74184), and are incorporated by reference herein.

       (7)    Not Applicable.

       (8)    (a)    Amendment dated October 30, 2000 to the Allmerica
                     Investment Trust Participation Agreement was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein. Participation Agreement between the Company and Allmerica Investment Trust dated
                     March 22, 2000 was previously filed on April 25, 2000 in
                     Post-Effective Amendment No. 9 of Registration Statement
                     No. 33-71056/811-8130, and is incorporated by reference herein.

              (b) Form of Amendment #6 dated May 1, 2001 to the Participation Agreement between the Company and AIM Variable Insurance Funds, Inc. was previously filed on April 26,

                     2001 in Post-Effective Amendment No. 10 of Registration Statement 333-06383/811-7663 and is incorporated by reference herein. Participation Agreement with AIM Variable Insurance Funds, Inc. was previously filed on August 27, 1998 in Post-Effective Amendment No. 2 in Registration Statement No. 333-16929/811-7747, and is incorporated by reference herein.

              (c) Form of Amendment dated May 1, 2001 to the Amendment and Restated Participation Agreement, Merger and Consolidated Agreement, and Amended and Restated Participation Agreement between the Company and Alliance Variable Products Series Fund, Inc. dated August 1, 2000 were previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and are incorporated by reference herein.

              (d) Participation Agreement with Deutsche Asset Management VIT Funds (formerly Banker's Trust) dated March 7, 2000 was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-87105/811-8114, and is incorporated by reference herein.

              (e) Amendment dated October 1, 2000 to the Variable Insurance Products Fund Participation Agreement was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund Participation Agreement was previously filed on April 25, 2000 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund, as amended was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (f) Form of Amendment dated May 1, 2001 to the Variable Insurance Products Fund II Participation Agreement was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated October 4, 1999 to the Variable Insurance Products Fund II Participation Agreement were previously filed on April 25, 2000 in Post-Effective Amendment No. 9, and are incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund II, as amended, was previously filed on April 16, 1998 in Post-Effective Amendment No. 12, and is incorporated by reference herein.

              (g) Form of Amendment dated May 1, 2001 and Participation Agreement with Variable Insurance Products Fund III were previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and are incorporated by reference herein.

              (h) Form of Amendment dated May 1, 2001 and Participation Agreement between the Company and Franklin Templeton Variable Insurance Products Trust dated March 1, 2000 were previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and are incorporated by reference herein.

              (i) Form of Amendment dated May 1, 2001 and Participation Agreement between the Company and INVESCO Variable Investments Funds, Inc. dated March 21, 2000 were previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and are incorporated by reference herein.

              (j) Participation Agreement between the Company and Janus Distributors, Inc. dated February 29, 2000 was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and is incorporated by reference herein.

              (k) Participation Agreement dated October 1, 2000 with Scudder Investments, Inc. and Scudder Distributors was previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Form of Amendment to Pioneer Participation Agreement was previously filed on April 26, 2000 in Post-Effective Amendment No. 6 of Registration Statement No. 333-10285/811-7769 and is incorporated by reference herein. Participation Agreement with Kemper was previously filed on November 6, 1996 in Pre-Effective Amendment No. 1 in Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.

              (l) Amendment dated October 24, 2000 to the Pioneer Participation Agreement was previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Form of Amendment to the Pioneer Participation Agreement was previously filed on April 26, 2000 in Post-Effective Amendment No. 12 of Registration Statement No. 33-86664/811-8872, and is incorporated by reference herein. Participation Agreement with Pioneer was previously filed on April 24, 1998 in Post-Effective Amendment No. 8 of Registration Statement No. 33-86664/811-8872, and is incorporated by reference herein.

              (m) Participation Agreement with T. Rowe Price International Series, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (n) Fidelity Service Agreement was previously filed on April 30, 1996 in Post-Effective Amendment No. 4 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (o) An Amendment to the Fidelity Service Agreement was previously filed on May 1, 1997 in Post-Effective Amendment No. 6 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (p) Fidelity Service Contract was previously filed on May 1, 1997 in Post-Effective Amendment No. 6 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (q) Service Agreement with Rowe Price-Fleming International, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

              (r) Form of Amendment dated May 1, 2001 to the Delaware Group Premium Fund Participation Agreement was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein. Form of Amendment to the Delaware Group Premium Fund Participation Agreement was previously filed on April 25, 2000 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein. Participation Agreement with Delaware Group Premium Fund, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 11, and is incorporated by reference herein.

       (9)    (a)    BFDS Agreements for lockbox and mailroom services were
                     previously filed on April 16, 1998 in Post-Effective
                     Amendment No. 8 (Registration Statement No. 33-74184), and are incorporated by reference herein.


       (10) Form of Application has been filed with the Separate Account's initial registration statement on Form S-6 under the Securities Act of 1933, and is incorporated by reference herein.

       (11)   None.

       B.     (1)    None.

              (2)    None.

       C.     None.

                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, First Allmerica Financial Life Insurance Company, the depositor of the Registrant, has caused this registration statement to be duly signed on behalf of the Registrant in the City of Worcester and Commonwealth of Massachusetts on the 25th day of June, 2001.

                              SEPARATE ACCOUNT IMO
               OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              (Name of Registrant)


By:   FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
      ------------------------------------------------
(Name of Depositor)

By:    /S/ SHEILA B. ST. HILAIRE
       --------------------------------------------------
  Sheila B. St. Hilaire.
  Assistant Vice President and Counsel



Attest:     /S/ THOMAS A. PIERCE
            --------------------------------------------
         Thomas A. Pierce
         Assistant Vice President and Assistant Secretary